ARROW®
INTERNATIONAL

PE
8-31-03



03040784



SEC MAIL PROCESSING
RECEIVED
DEC 29 2003
WASH. D.C. 158 SECTION

Annual Report 2003

relationships that inspire innovation™



ARROW
Cannon Catheter



DEC 31 2003
THOMSON
FINANCIAL

Arrow International is

dedicated to customer satisfaction,

employee opportunity, and

growth in shareholder value

through the continuous introduction

of new and improved products

to enhance medical care.

2003 Financial Highlights

(In thousands, except per share amounts for the years ended August 31)	2003	2002	% Change
Net Sales	$380,376	$340,759	11.6
Operating Income	64,606	58,558	10.2
Net Income	45,670	39,000	17.2
Diluted Earnings Per Common Share	1.04	0.88	18.2
Total Assets	493,897	426,776	15.7
Shareholders' Equity	390,646	360,356	8.4

(In thousands, except per share amounts for the years ended August 31)	2003	2002	% Change
Net Sales before additional charge*	$380,376	$342,524	11.1
Operating Income before Special & additional charges*	76,175	70,418	8.2
Net Income before Special Charges, additional charges, and interest income*	51,926	47,005	10.5
Diluted Earnings Per Common Share before Special Charges, additional charges, and interest income*	1.19	1.06	12.3

Reconciliation to generally accepted accounting principles. (In thousands, except per share amounts for the fiscal year ended August 31, 2003)	Net Sales	Operating Income	Net Income	Diluted Earnings Per Share
As Reported	$380,376	$64,606	$45,670	1.04
Special Charge	—	8,000	4,933	0.12
Additional Charge	—	3,569	2,200	0.05
Interest Income	—	—	(877)	(0.02)
As Adjusted	380,376	76,175	51,926	1.19

Reconciliation to generally accepted accounting principles. (In thousands, except per share amounts for the fiscal year ended August 31, 2002)	Net Sales	Operating Income	Net Income	Diluted Earnings Per Share
As Reported	$340,759	$58,558	$39,000	0.88
Special Charge	—	8,005	5,403	0.12
Additional Charges	1,765	3,855	2,602	0.06
As Adjusted	342,524	70,418	47,005	1.06

All historical share and per share amounts have been adjusted to reflect the two-for-one split of the Company's common stock and the doubling of its quarterly dividend effected on August 15, 2003.

* In the fiscal year ended August 31, 2003, a special charge of $8.0 million before tax, $4.9 after tax, or $0.12 per basic and diluted common share was recorded. The Company also incurred an additional charge to research, development and engineering expense of $3.6 million before tax, $2.2 million after tax, or $0.05 per basic and diluted common share. In addition the Company incurred interest income relating to amended federal tax returns in the fourth quarter of fiscal 2003 of $1.4 million before tax, $0.9 million after tax, or $0.02 per basic and diluted common share.

In the fiscal year ended August 31, 2002, special charges of $8.0 million before tax, $5.4 million after tax, or $0.12 per basic and diluted common share, were recorded. The Company also incurred two additional charges in its fourth quarter of fiscal 2002 totaling $3.9 million before tax, or $2.6 million after tax, or $0.06 per basic and diluted common share. The first additional charge was a charge against sales of $1.8 million, or $0.03 diluted earnings per share, related to the Company's acquisition of the net assets of its former New York distributor, Stepic Medical, on September 3, 2002 to reflect an increase in the reserve for dealer rebates as a result of obtaining additional information regarding Stepic's rebates. The second additional charge was a charge of $2.1 million, or $0.03 diluted earnings per share, to selling, general and administrative expenses for additional product liability insurance to maintain deductibles at existing levels for five years for potential claims occurring prior to September 1, 2002 and for additional reserves for product liability and workers' compensation exposures.

For further discussion on both the fiscal 2003 and fiscal 2002 Special Charges, additional charges, and interest income, see Note 2 on page 54 and Management's Discussion and Analysis of Financial Condition and Results of Operations on page 26 of this Annual Report.

CONTINUES

2003 Financial Highlights


As Adjusted Net Sales*
[in millions]
$380.4 (+11.1%)
$342.5 (+2.5%)
$334.0 (+2.6%)
$325.7 (+8.5%)
$300.3 (+13.2%)
1999
2000
2001
2002
2003


As Adjusted Net Income*
[in millions]
$51.9 (+10.5%)
$47.0 (1.0%)
$46.5 (-3.8%)
$48.4 (+10.1%)
$44.0 (+8.5%)
1999
2000
2001
2002
2003


As Adjusted*
Diluted Earnings Per Common Share
[in millions]
$1.19 (+12.3%)
$1.06 +1.0%)
$1.05 (-1.9%)
$1.07 (+12.6%)
$0.95 (+9.2%)
1999
2000
2001
2002
2003

* For further discussion on both the fiscal 2003 and 2002 Special Charges additional charges, and interest income, see page 1. For further discussion on both the fiscal 2000 and 1999 *Special Charges, see Selected Consolidated Financial Data on page 72.*

relationships that inspire innovation™

Arrow International's most important strategic assets are the ***relationships*** *we have formed with our customers and healthcare professionals. From these* ***relationships*** *emerges a profound understanding of clinical practice and the challenges physicians face every day — an understanding that helps us develop innovative medical products that improve patient outcomes and deliver superior value.*

Dear Fellow Shareholders,

2003 was a year of progress for Arrow. In fiscal year 2003, sales were $380.4 million, an increase of 11.6%, or $39.6 million, versus fiscal year 2002. This growth was aided by several acquisitions and a weakening U.S. dollar. Without these one-time events, the Company's core rate of revenue growth was about 5%. While this rate of growth is far short of our long-term goal, it does represent an improvement over recent years.

Several important strategic acquisitions were completed in fiscal year 2003

In November 2002, the Company acquired certain assets of Diatek, Inc., the manufacturer and marketer of the Cannon chronic hemodialysis catheter. This unique product offers important benefits to dialysis patients and will expand our product platform in this growing global market.

In March 2003, the Company acquired the assets of Klein-Baker Medical, Inc., the manufacturer of the Neo♡Care® line of neonatal catheters. Coupled with Arrow's technological and manufacturing capabilities, the Neo♡Care® brand will provide the basis for growth in the neonatal and pediatric markets.

Our goal with both of these acquisitions is to build their market share in the U.S. and expand them internationally through Arrow's global marketing and sales infrastructure. In addition, they move the Company into product platforms that offer ample opportunity for line extensions and new product development.

In September 2002, Arrow acquired Stepic Medical, the Company's former New York distributor. In July 2003, Arrow moved to direct selling in Florida and several southeastern states through the acquisition of certain assets of its former Florida distributor. As a result, Arrow sales representatives now sell our products directly to customers in nearly 90% of the United States.

Net income for fiscal year 2003 was $45.7 million, compared with $39.0 million for fiscal year 2002. Fiscal year 2003 net income included two charges in the fourth quarter. The first was a special charge to establish a reserve of $8.0 million for a settlement in principle of two related patent infringement lawsuits regarding certain of the Company's hemodialysis catheter products. The final terms of this settlement are still under negotiation. The second charge was the write-off to research, development and engineering expense of $3.6 million related to development costs for the second generation of external subsystems used in the Arrow LionHeart™, the Company's fully implantable Left Ventricular Assist System (LVAS). The Company's interest income benefited from interest income of $1.4 million accruing on funds related to amended federal income tax returns.

Looking ahead to fiscal year 2004, sales are projected to increase 8% to 10%, to $410 to $420 million, and net income is projected to increase from $1.19 per share, excluding interest income and charges as further discussed on page 1, to $1.35 to $1.45 per share.

Marlin Miller, the Company's guiding entrepreneurial force, retires

On August 31, 2003, Marlin Miller, Jr., Chairman of the Board and Chief Executive Officer of the Company since its founding, retired.

A friend and mentor to Arrow employees around the world, Marlin has been the architect of many of the Company's successful business strategies. Of special note, Marlin and his fellow founding partners developed an approach to new-product development that the Company continues to follow. It begins by building strong relationships with physician customers and developing a profound understanding of their clinical practices and procedural requirements. Under Marlin's leadership, the Company built a technological capability to leverage clinical concepts into successful products.



Arrow Founders: Ray Neag, Marlin Miller, Jr., John Broadbent and Jerry Holleran

Marlin, who was recently elected Chairman Emeritus, will continue to serve on the Board of Directors. I know that all of Arrow's shareholders join me in wishing him a long and enjoyable retirement.

Steadfastly focusing on three long-term growth strategies

Our goals this year and beyond are to continue to accelerate top-line growth, while maintaining the margins and strong cash flow that form the stable foundation of the Company. To accomplish these goals, the Company is focused on three key strategies:

1) Strengthening and growing the core catheter business;
2) Developing new products and line extensions that expand our current product platforms; and
3) Continuing major development programs that will provide new product platforms for the future.

Building the core business

Arrow's catheter-based critical care product line is the foundation of the Company's worldwide brand franchise, profitability, and cash flow. To build share in the dynamic critical care market, we need to ensure that our marketing and sales staff is organized, equipped, and trained to sell the value of our products and services. To that end, the Company recently strengthened the marketing and selling capabilities of its organizations in Europe, Japan, and the United States.

Increasing the pace of new product introductions

New products have always been a primary component of Arrow's revenue and profit growth. In fiscal year 2004, we will be introducing new technologies, while also continuing research programs that will develop succeeding generations of new products.

- Broad-scale marketing of the **AutoCAT® 2 WAVE™** Intra-Aortic Balloon Pump and related catheters will begin in the U.S., Europe, and Japan in early 2004. This fiber-optics based system represents a major advance over the AutoCAT®, the industry's first automatic Intra-Aortic Balloon Pump introduced by the Company in 2000, and redefines accuracy and speed of response to cardiac changes.
- The **Cannon Catheter™ II**, an improved version of the Cannon chronic hemodialysis catheter, is being marketed in the U.S. and will soon be introduced in Europe. Ongoing product upgrades and line extensions will be key to building market share in the dialysis access market.
- Last year's introduction of the **StimuCath™**, Arrow's unique stimulating catheter for regional anesthesia, will continue. The StimuCath™ allows Arrow to participate in the growing market for regional blocks, which are increasingly used for orthopedic surgery. Regional anesthesia reduces some of the complications and risks of general anesthesia. The StimuCath™ enables the anesthesiologist to confirm proper catheter placement and ensure a pain-free procedure.
- The Company's acquisition of the **Neo♡Care®** product line provides Arrow with a vehicle to expand participation and develop new products in the under-served neonatal market. The Neo♡Care® product line will be expanded throughout the U.S. and international markets this year.

Investing in long-term development programs

Arrow's major technology development programs have the potential for adding significant new revenue and profit to the Company.

- On November 7, 2003, the **LionHeart**™ became the first fully implantable Left Ventricular Assist System to receive European CE-marking authorization specifically for permanent implantation or "destination" therapy. The CE-mark provides authorization to market the LionHeart™ LVAS within the European Economic Area and is based on the results of a European multi-center clinical trial that commenced in 1999. Implantation of additional LionHeart™ systems will allow us to continue to gain clinical experience and advance the product-development efforts necessary to provide viable and widely accepted therapy to end-stage heart-disease patients and their families.
- Consisting of an implantable continuous-flow blood pump, the **CorAide**™* left ventricular assist system is designed to be a bridge-to-heart transplant or a bridge to recovery of the natural heart. In May 2003, physicians in Germany performed the initial clinical implant of the CorAide™. The first implant indicated the need for further developmental work. Clinical evaluation of the CorAide™ in Europe is expected to resume later this fiscal year, following thorough evaluation of modifications to improve the hemocompatibility of the device.
- Over the past several years, Arrow has been engaged in a product and market development program that will provide a safer, non-invasive, real-time measure of
  1) cardiac output, or the volume of blood the heart delivers with each beat,
  2) contractility, or the power the heart exerts in each pumping cycle, and
  3) the resistance to flow from the vascular system.

  The first version of the product, the **HemoSonic**™ **100**, has generated a number of adherents around the world, primarily among academic physicians. Based on ongoing dialogue with customers, the Company is designing a more user-friendly version that will meet the needs of a broader range of physicians. This improved product is currently in the final stages of development and should begin market evaluation later in this fiscal year.

* A trademark of the Cleveland Clinic Foundation

A special acknowledgment of our customers, shareholders and suppliers.

Arrow remains committed to serving our customers with product innovation and superior value. In addition, we are focused on the continuous improvement of all our business and operating processes and on maintaining a conservative financial structure based on strong cash flow and prudent investments.

In closing, I would like to thank Arrow's more than 3000 employees around the world for their dedication to the Company's mission and sincerely appreciate the loyalty and support of our customers, shareholders, and suppliers.



Carl G. Anderson, Jr.
Chairman and Chief Executive Officer
December 2, 2003



The Arrow Senior Management Team: Carl Botterbusch, Fred Hirt, Phil Fleck, Carl Anderson, Paul Frankhouser, Carl Staples

For the second consecutive year, Arrow is recognized by Forbes magazine as one of the 200 most profitable and fastest growing small companies in the country.


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Cannon Catheter™. The world's first dual-lumen chronic dialysis catheter that features a retrograde placement technique.



Arrow critical care products set the standard for quality patient care around the world

Around the globe, when clinicians think of the world's leading medical device companies serving critical care medicine, Arrow's name is at the top of the list. In central venous access Arrow continues to be the market leader in most of the markets it serves. The name Arrow is synonymous with high-quality, cost-effective, and innovative products, and with a company that forms close **relationships** with the customers who use its products. Because of these **relationships**, Arrow has a long history of delivering a constant stream of innovative products to the market year after year, from its central venous catheter products that are still the standard of care more than twenty years after being first introduced, to today's line of high-tech products that exceed customer expectations, improve outcomes and offer cost-effective solutions to healthcare problems.

High performance in an innovative design

Worldwide there are an estimated 1,000,000 people who suffer from some form of chronic renal disease or kidney failure and require dialysis treatments. Without a properly functioning kidney, these people need a method of clearing waste products and excess water from their blood. In most countries, the method of choice is hemodialysis. Through the use of a catheter that is inserted into the bloodstream, blood is removed from the body, cleaned and then returned. Patients on hemodialysis typically require treatment several times per week for several hours. Because of the volume and speed of blood exchanged during hemodialysis, unique demands are put on these catheters. Historically, the design of conventional hemodialysis catheters created limitations in the quality of treatment. Arrow's first chronic hemodialysis catheter, the Cannon Catheter™, offers improved quality of life to the most important component of dialysis, the patient.

The Cannon Chronic Hemodialysis Catheter came to Arrow through its acquisition of certain assets of Diatek, Inc. and, like most Arrow products, was the result of a strong clinician-industry **relationship**. The design goal: improve on the performance limitations of existing chronic hemodialysis catheters. The solution: work with the clinicians who face the challenges of providing dialysis to patients requiring frequent, prolonged treatment. The result: the Cannon Catheter™. A unique, two-piece catheter design, the Cannon Catheter™ is the world's first dual-lumen chronic hemodialysis catheter that allows a retrograde placement technique, believed by many to be the key to optimal catheter positioning and performance. The Cannon Catheter™ complements Arrow's existing line of acute hemodialysis catheters and represents a significant opportunity for Arrow in the growing worldwide end-stage renal disease (ESRD) market.

Serving the world's smallest patients

Approximately 12% of all babies born in the U.S. are born prematurely. These infants are at a greater risk for serious health-related problems than full term babies. Usually these fragile newborns require special care in a neonatal intensive care unit where physicians, nurses and other members of the healthcare team give these infants an improved chance for survival. Through its acquisition of the Neo♡Care® product line, Arrow will be delivering leading-edge critical care products for the neonate—with the express goals of improving outcomes and helping clinicians provide better care.

Neo♡Care® products, which include peripherally inserted central catheters, umbilical artery catheters and feeding tubes, are specifically designed—in partnership with neonatologists and other health care providers—to meet the unique care requirements of these infants. By combining NeoCare's extensive product offering and enduring clinician **relationships** with Arrow's state-of-the-art catheter technologies, Neo♡Care® is poised to become a leader in the field of neonatal care.

Currently offered in the U.S., Arrow Neo♡Care® products will soon be available worldwide—*to help the world's smallest patients get better faster.*

A Neo♡Care® Peripherally Inserted Central Catheter is about the diameter of the period at the end of this sentence.



StimuCath™: less pain, lower risk, quicker recovery, shorter hospital stay... great concept.



Physician-inspired StimuCath™ sets a new level of accuracy in the delivery of regional anesthesia

The use of regional anesthesia is rapidly growing worldwide. Regional anesthesia provides pain relief to a specific area of the body to alleviate the pain associated with surgical and other procedures. Through the use of drugs that are administered through catheters or needles which are placed near specific nerves, regional anesthesia obviates the need to use more costly and sometimes more risky general anesthesia or systemic pharmaceuticals. Regional anesthesia generally provides faster recovery with fewer patient side effects and is an important part of the goal of healthcare systems worldwide to provide better patient care at lower costs.

No product better exemplifies the power of Arrow's **relationships** with its customers than the Arrow StimuCath™. A product concept by a South African physician who wanted to improve the quality of pain relief for his patients, this revolutionary product was the world's first stimulating peripheral nerve block catheter. Thanks to a strong **relationship** between the representatives from Arrow's South African subsidiary and the physician, he turned to Arrow to develop his concept.

The StimuCath™ is a variation of Arrow's unique FlexTip Plus® epidural catheter technology, based on the same wire-reinforced design pioneered by Arrow in many of its products. By incorporating an inner wire that forms an electrically conductive link between the ends of the catheter, clinicians can induce a small electrical charge from the external section of the catheter to the indwelling tip. When the catheter tip approaches a nerve, the electrical charge creates a muscle response that indicates that the catheter tip is properly placed. This technique of "electrical stimulation" improves the success rate of pain relief by enabling more accurate catheter placement.

The Arrow StimuCath™ and FlexTip Plus® products create an important foundation for a line of regional anesthesia products that will be introduced by Arrow to meet the needs of the growing regional anesthesia market.

Arrow's physician relationships inspire new treatments and technologies in cardiac assist

The aging "baby boomer" population is greatly influencing the demand for innovative products to treat patients with cardiac disease and heart failure. To succeed, companies designing these products will need to incorporate technology that simplifies use, maximizes patient management, and improves quality of life.

Arrow International is again leading the way with such cutting-edge technology as transcutaneous energy transmission systems, intra-aortic catheters with miniature fiber-optic pressure sensors, and magnetically suspended blood-pumping mechanisms. As a result, Arrow, through its **relationships** with cardiologists and cardiac surgeons and an understanding of their unique needs, is firmly positioned to leverage its leadership position in the rapidly growing cardiac assist market.

Next-generation WAVE™ intra-aortic balloon system *automates support to provide clinicians with more time* to care for patients

The demands on cardiac clinicians to learn and operate sophisticated cardiac equipment are daunting. Worse, the shortage of skilled cardiac care nurses and the lack of time to manage patients strain an already taxed healthcare system. Introducing automation, therefore, to simplify, speed application, and increase accuracy is imperative. In 2003, Arrow established a new paradigm in intra-aortic balloon technology with the introduction of its next-generation AutoCAT® 2 WAVE™ system. The AutoCAT® 2 WAVE™ combines a fiber optic LightWAVE™ catheter with Arrow's innovative AutoPilot™ 2 control system to provide clinicians with more valuable time to treat their patients without worrying about the needs of intra-aortic balloon pump therapy.

As its name implies, AutoPilot™ 2 "takes over the controls" of the pump console, automatically setting the timing, triggering and balloon volume to maximize cardiac assist support. Speed

The Arrow AutoCAT® 2 WAVE™ intra-aortic balloon pumping system delivers "speed of light" response for cardiac patients.



Because the LionHeart™ LVAS is fully implantable, risk of infection is reduced and quality of life is vastly improved for recipients.



and accuracy are the result of fiber-optic catheter technology that transmits high-fidelity blood pressure signals to the pump console at the speed of light.

With full market introduction planned in the U.S., Europe and Japan in 2004, the AutoCAT® 2 WAVE™ reaffirms Arrow's technological leadership in cardiac assist.

Arrow's commitment to new-product development advances the cardiac assist benchmark

Late stage heart-failure patients have limited options for treatment. While heart transplantation offers a significantly improved quality of life, only one out of 20 patients will receive a donor heart. And medically-managed patients experience a poor life expectancy and rapidly declining quality of life. Mechanical-assist devices represent an alternative that is superior to medical management and not limited by donor supply. As the 2001 landmark REMATCH[1] trial demonstrated, heart-assist devices improve a patient's quality of life and double survival rates compared to medical management.

The LionHeart™ is the first fully-implantable left ventricular assist system to receive CE-marking as "destination" therapy

What makes the Arrow LionHeart™ left ventricular heart assist system unique is that it does not require any tubes or wires to penetrate the skin. Energy transmission to power the device and charge internal batteries is accomplished through the skin transcutaneously, which not only reduces the potential for infection, but vastly improves quality of life. Individuals implanted with the LionHeart™ are able to completely disconnect from any external power source for limited periods of time, enabling them to bathe, swim and exercise. The promise of this innovative technology was demonstrated in the European clinical trial of the LionHeart™ in which the two-year survival rate of patients exceeded that documented in REMATCH.

The successful development of the LionHeart™ has as much to do with the ongoing **relationship** between clinicians and Arrow engineers as it does with the product's exclusive technology. The benefit gained from the involvement of

1 Rose EA, Gelijns AC, Moskowitz AJ, et al. Long-term use of a left ventricular assist device for end-stage heart failure: N Engl Med 2001;345:1435

university-based engineers, surgeons and cardiologists from the pre-clinical testing phase through the clinical trials has been critical to the success of the program. Key aspects of the design were developed based on input from these clinicians regarding implant techniques, patient interaction needs and performance data requirements.

The LionHeart™ device received CE-marking in Europe in November 2003. Also in November, results of the European Clinical Utility Baseline Study showed that the LionHeart™ demonstrated improved two-year survival and comparable adverse event rates versus the Thoratec HeartMate VAD as reported in the REMATCH study. In fiscal year 2004, Arrow's core group of implanting heart centers in Europe will be expanded as we focus on increasing our implant rate while obtaining optimal clinical results. In the U.S., progress toward FDA approval will continue as Arrow enrolls more patients in the Phase I clinical trial and prepares for the pivotal Phase II trial. Completion of Phase I is expected in fiscal year 2004.

Compact design, lower cost of the CorAide™ system offers broader treatment flexibility

Today, an increasing number of clinicians believe many end-stage heart failure patients can be supported by a continuous-flow (non-pulsatile) device such as Arrow's CorAide™ left ventricular assist system. Its small size, minimal power requirements and lower cost position CorAide™ not just as an effective bridge-to-therapy solution, but a potentially viable long-term system. Furthermore, smaller devices, such as the CorAide™, may allow clinicians to treat patients earlier in the progression of deteriorating cardiac function.

Developed as part of a long-standing **relationship** with The Cleveland Clinic Foundation (CCF), the CorAide™ pump is slightly smaller than a tennis ball and features an exclusive magnetically suspended pumping mechanism, its sole moving part, that precludes the need for mechanical bearings and other elements prone to wear.

A future treatment option for heart failure patients may be the small, continuous flow CorAide™ LVAS, now under development.



Region-specific kits and products meet the needs of international markets and strengthen Arrow's position worldwide.


LOT
ARROW

Focusing on local physician requirements in 100 nations and territories outside of the U.S.

Differences in local healthcare systems around the world require tailoring business activities to the individual needs of our valued customers. New sales offices, consolidated business units and a commitment to **relationship** building meet those needs and strengthen Arrow's position as a leading global solutions provider.

Early in 2003, Arrow identified an opportunity to better service the anesthesiology market by introducing a new range of arterial catheters. The entire product line was reviewed on the virtual drawing board and 16 new products were developed specifically for Europe. These catheters integrated design enhancements that European anesthesiologists had long desired, but which went unfulfilled by local manufacturers. It is this kind of **relationship**—one which focuses squarely on the changing needs of customers—that positions Arrow to compete internationally.

To more responsively meet the needs of an increasingly competitive worldwide market—and to maximize productivity through economies of scale—Arrow consolidated its International Sales organization into four geographic territories: Europe, Africa, the International Americas, and Asia-Pacific. This reorganization into four larger business units outside of the U.S. will help the Company respond to market activity faster with products that satisfy local requirements. It will also result in a more sophisticated and productive sales force, as teams share resources and opportunities across boundaries. When combined with corporate-level support in research, engineering, sales, marketing and production, the efficiency of the International sales group should increase dramatically.

As part of Arrow's continued international growth, new sales offices were opened in Italy and Portugal last year. Not only will an expanded direct presence in these key markets position the Company for faster growth—offering additional opportunities for new customer **relationships**—it will provide an immediate perspective on local physician requirements.

In fiscal year 2003, the Company's international sales were $130.5 million, representing 34.3% of total sales. Arrow, which is represented in more than 100 nations and territories outside of the U.S., will rely on International Sales for continued strong financial performance and enduring customer relationships.



30.9%
35.7%
38.2%
36.2%
35.1%
35.2%
35.9%
34.1%
34.5%
34.3%
$181.8 $216.7 $233.9 $250.1 $265.3 $300.3 $325.7 $334.0 $340.8 $380.4 (in millions)
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

International Sales as a percentage of Total Net Sales

Index to Consolidated Financial Statements

Page

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion includes certain forward-looking statements. Such forward-looking statements are subject to a number of factors, including material risks, uncertainties and contingencies, which could cause actual results to differ materially from the forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see Item 1. Business – Certain Risks Relating to Arrow in the Company's 2003 Annual Report on Form 10-K and the Company's other reports filed with the SEC.

RESULTS OF OPERATIONS

The following table presents for the three years ended August 31, 2003 Consolidated Statements of Income expressed as a percentage of net sales and the period-to-period percentage changes in the dollar amounts of the respective line items.

	Percentage of Net Sales Year ended August 31			Period-to-Period Percentage Change		
	2003	**2002**	**2001**	**03 vs 02**	**02 vs 01**	**01 vs 00**
Net sales	100.0%	100.0%	100.0%	11.6%	2.0%	2.6%
Gross profit	50.0	50.2	52.5	11.1	(2.5)	3.5
Operating expenses:						
Research, development and engineering	7.4	7.7	7.5	7.6	4.0	27.5
Selling, general and administrative	23.5	23.0	23.5	14.0	0.1	4.8
Special charges**	2.1	2.3	–	0.0	*	(100.0)
Operating income	17.0	17.2	21.5	10.2	(18.4)	0.2
Other expenses (income), net	(0.6)	0.2	0.7	396.0	(65.9)	6.9
Income before income taxes	17.6	17.0	20.8	15.7	(16.8)	–
Provision for income taxes	5.6	5.6	6.9	13.2	(18.1)	(1.5)
Net income	12.0%	11.4%	13.9%	17.2%	(16.1)%	0.8%

***Not a meaningful comparison**
****See Selected Financial Data for a description of special charges**

FISCAL 2003 COMPARED TO FISCAL 2002

Net sales increased by $39.6 million, or 11.6%, to $380.4 million in fiscal 2003 from $340.8 million in fiscal 2002 due primarily to an increase in critical care product sales, including sales of products distributed by the Company's new Stepic subsidiary formed in fiscal 2003 following the Company's acquisition of the net assets of its former New York City distributor, and a favorable foreign exchange impact during fiscal 2003 as a result of the weakness of the U.S. dollar relative to currencies of countries in which the Company operates direct sales subsidiaries, as further discussed below. Net sales represent gross sales invoiced to customers, less certain related charges, discounts, returns, and other allowances. Revenue from sales is recognized at the time products are shipped and title is passed to the customer. The following is a summary of the Company's sales by product platform:

Sales by Product Platform (in millions)

	For the years ended	
	August 31, 2003	**August 31, 2002**
Central venous catheters*	$186.4	$164.1
Specialty catheters	124.1	115.0
Stepic distributed products	13.0	–
Subtotal	323.5	279.1
Drug infusion pumps	–	4.9
Subtotal critical care	323.5	284.0
Cardiac care	56.9	56.8
TOTAL	$380.4	$340.8

***Includes Diatek and Neo♥Care® product sales of $6.4 million in fiscal 2003.**

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sales of critical care products increased 13.9% to $323.5 million from $284.0 million in fiscal 2002, due primarily to increased sales of central venous and specialty catheters offset by decreased sales of drug infusion products as a result of the Company's divestiture of its implantable drug infusion pump business in fiscal 2002, as discussed below. Sales of central venous catheters increased in fiscal 2003 due primarily to an increase in the number of hospitals that began purchasing the Company's recently introduced procedure kits featuring its safety devices as well as increased sales of renal access and neonatal products resulting from the Company's acquisitions of Diatek and the Neo♥Care® product line, respectively, as discussed in Notes to the Consolidated Financial Statements – Note 3. Sales of specialty catheters increased in fiscal 2003 due to improved sales of epidural products, intravenous and extension sets, percutaneous thrombolytic devices, and rapid infusion catheters. Sales of cardiac care products increased to $56.9 million from $56.8 million in fiscal 2002, due primarily to increased sales of IAB pump and diagnostic products offset by decreased sales to another medical device manufacturer. International sales increased by 11.1% to $130.5 million from $117.5 million in the prior year and represented 34.3% of net sales in fiscal 2003, compared to 34.5% in the prior year. As a result of the weakness of the U.S. dollar relative to currencies of countries in which the Company operates direct sales subsidiaries, net sales for fiscal 2003 increased $8.1 million.

In April 2002, the Company completed the sale of substantially all of the assets of its implantable drug infusion pump business pursuant to an asset purchase agreement dated as of March 1, 2002. As a result of this divestiture, the Company reported no sales of implantable drug infusion pump products in fiscal 2003 compared to $4.9 million of such sales in fiscal 2002.

Gross profit increased 11.1% to $190.1 million in fiscal 2003 from $171.1 million in fiscal 2002. As a percentage of net sales, gross profit decreased to 50.0% in fiscal 2003 compared to 50.2% in fiscal 2002. The decline in gross margin was due primarily to (1) lower margins realized on the sale of inventories of products purchased as part of the Company's acquisition of the net assets of Stepic Medical, its former New York City distributor, in September 2002, and (2) the ongoing distribution by the Company's Stepic subsidiary of lower margin products of other medical device manufacturers, offset in part by (3) a $1.8 million charge against sales in fiscal 2002 related to the Company's acquisition of Stepic Medical to reflect an increase in the reserve for dealer rebates as a result of obtaining additional information regarding Stepic's rebates, (4) higher than average margins realized on the sale of renal access products associated with the Company's acquisition of Diatek in November 2002, and (5) higher than average margins realized on the sale of Neo♥Care® products associated with the acquisition of this business in March 2003.

The increased emphasis on health care cost containment has resulted in reduced growth in demand for certain of the Company's products in markets in the U.S. where Arrow has 80% or greater market shares, and protecting that market share has affected the Company's pricing in some instances. The Company also continues to face pricing pressures in certain product lines in both European and Japanese markets as governments strive to curtail increases in health care costs. The Company intends to continue its efforts to mitigate the effect of these pricing pressures through continued emphasis on cost reduction.

Research, development and engineering expenses in fiscal 2003 increased by 7.6% to $28.2 million from $26.2 million in fiscal 2002. As a percentage of net sales, these expenses decreased to 7.4% in fiscal 2003, compared to 7.7% in fiscal 2002. The increase in research, development and engineering expenses was primarily due to a write off of $3.6 million, or $0.05 diluted earnings per share, related to development costs for the second generation of external batteries used in the Arrow LionHeart™, the Company's LVAS, and increased research and development spending on the CorAide™ continuous flow ventricular assist system, the Company's joint research and development program with The Cleveland Clinic Foundation. Offsetting these increases was lower research and development spending relating to other aspects of the Arrow LionHeart™ program and lower development expenditures for the Company's implantable drug infusion pump product line as a result of the Company's divestiture of this business in April 2002.

Selling, general and administrative expenses increased by 14.0% to $89.4 million from $78.4 million in the previous year, and were 23.5% of net sales in fiscal 2003 compared to 23.0% in fiscal 2002. These increases were due primarily to several factors: (1) increased legal costs of $1.9 million associated with the Company's defense of

continued

patent litigation relating to certain of its hemodialysis catheter products (see Notes to Consolidated Financial Statements – Note 16); (2) increased expenses of $0.8 million relating to the strengthening of the Company's international marketing; (3) selling, general and administrative expenses of $6.5 million incurred in connection with the Company's acquisitions of Stepic Medical, Diatek, the Neo♥Care® product line and IMA, as further discussed below under "Liquidity and Capital Resources"; and (4) an increase in selling, general and administrative expenses of $2.5 million as a result of the weakness of the U.S. dollar relative to currencies of countries in which the Company operates direct sales subsidiaries. These increases were offset in part by a decrease in expenses of $3.5 million resulting from the divestiture of the Company's implantable drug infusion pump business in April 2002. The Company expects to incur additional legal costs in the first quarter of fiscal 2004 in connection with the patent litigation relating to its hemodialysis catheter products.

Net periodic pension cost is recorded in operating expenses in amounts determined by the Company's actuaries and is based on management's estimates of expected interest rates, expected rates of return on plan assets and expected compensation increases. These estimates reflect management's best judgments in the current circumstances. Actual results may differ from the estimates. Interest rate assumptions are based on market rates at the beginning of the Company's fiscal year. Expected rates of return on plan assets are based in part on the Company's historical asset portfolio performance over the prior ten year period and also the estimated rate of return on plan assets in the future. The Company's rate of compensation increase assumption is based on its historical compensation percentage increases as well as its expected rate increases in future periods.

The Company incurred a special charge in its fourth quarter of fiscal year 2003 totaling $8.0 million ($5.4 million after tax, or $0.12 diluted earnings per share.) This special charge was recorded to establish a reserve for a proposed settlement in two related patent infringement lawsuits, which, as discussed above relate to certain of the Company's hemodialysis catheter products.

Principally due to the above factors, operating income increased 10.2% to $64.6 million in fiscal 2003 from $58.6 million in fiscal 2002.

Other expenses (income), net, increased to $2.3 million of income in fiscal 2003 from $0.8 million of expense in fiscal 2002, principally due to the two factors discussed below. Other expenses (income) net, consists principally of interest expense and foreign exchange gains and losses associated with the Company's direct sales subsidiaries. The Company had foreign currency transaction gains resulting from the translation of intercompany receivables denominated in the functional currencies of its international sales subsidiaries. In the third quarter of fiscal 2003, the Company recapitalized its subsidiary in the Czech Republic. This refinancing resulted in a temporarily unhedged foreign currency position leading to a foreign currency transaction gain of $1.0 million. This foreign currency position was subsequently hedged in the third fiscal quarter. In addition, the Company realized interest income accruing on refunds related to amended federal tax returns, which claimed additional research and development credits and depreciation of equipment. Aggregate foreign exchange losses were $0.1 million and $0.2 million in fiscal 2003 and 2002, respectively. Gains relating to foreign currency contracts were $0.7 million in fiscal 2003 and $0.1 million in fiscal 2002.

As a result of the factors discussed above, income before income taxes increased in fiscal 2003 by 15.7% to $66.9 million from $57.8 million in fiscal 2002. The Company's effective income tax rate decreased to 31.8% from 32.5% in fiscal 2002, primarily due to a favorable tax settlement with the IRS in the fourth quarter of fiscal 2003 related to the Company's research and development tax credits.

In addition, the Company currently anticipates a tax payment in fiscal 2004 of an amount ranging between $2.8 million and $10.2 million related to an ongoing Japanese transfer price audit. The Company intends to utilize competent authority proceedings in the U.S. to recover a majority of the required tax payment amount. The Company believes that any amount not recovered through these proceedings has been fully reserved as of August 31, 2003 and, therefore will not adversely affect its future results of operations. Payment of this amount, however, is expected to adversely affect the Company's operating cash flow in fiscal 2004.

In fiscal 2003, the World Trade Organization determined that the Extraterritorial Income Regime, or ETI, as provided for in the U.S. Internal Revenue Code, is an illegal export subsidy. Accordingly, the Company

Management's Discussion and Analysis of Financial Condition and Results of Operations

anticipates that the United States will repeal the ETI during fiscal 2004. Various proposals before the U.S. Congress may replace the ETI, but even if adopted, would likely not result in the same level of income tax benefit to the Company as the ETI. Therefore, it is possible that the Company's worldwide tax rate will increase in fiscal 2004 and beyond, pending the outcome of these potential changes in the law. During fiscal 2003, the ETI benefit decreased the Company's worldwide tax rate by 4.2 percentage points. The Company is presently unable to determine the effect of the potential tax law changes and there can be no assurance that such changes will not adversely affect its results of operations in future periods.

Net income in fiscal 2003 increased 17.2% to $45.7 million from $39.0 million in fiscal 2002. As a percentage of net sales, net income represented 12.0% in fiscal 2003 compared to 11.4% in fiscal 2002.

During the fourth quarter of fiscal 2003, the Company approved the issuance, effective on August 15, 2003, of an additional share of common stock for each share issued and outstanding on the record date of August 1, 2003 while retaining the rate of its quarterly dividend, which resulted in the doubling of its quarterly dividend to $0.08 per share. All historical share and per share information has been adjusted to reflect these actions.

Basic earnings per common share were $1.05 in fiscal 2003, up 18.0%, or $0.16 per share, from $0.89 in fiscal 2002. Diluted earnings per common share were $1.04 in fiscal 2003, up 18.2%, or $0.16 per share, from $0.88 in fiscal 2002. Weighted average shares of common stock outstanding used in computing basic earnings per common share decreased to 43,399,363 in fiscal 2003 from 43,825,856 in fiscal 2002. Weighted average shares of common stock outstanding used in computing diluted earnings per common share decreased to 43,773,253 in fiscal 2003 from 44,211,082 in fiscal 2002. These decreases were primarily a result of the Company's share repurchase program, which remains in effect.

FISCAL 2002 COMPARED TO FISCAL 2001

Net sales increased by $6.8 million, or 2.0%, to $340.8 million in fiscal 2002 from $334.0 million in fiscal 2001. Sales of critical care products increased 2.9% to $284.0 million from $276.1 million in fiscal 2001, due primarily to increased sales of central venous and special catheters. Sales were adversely impacted by a $1.8 million charge for increased rebate reserves related to the Company's acquisition of the net assets of its former New York City distributor, Stepic Medical, on September 3, 2002, as further described in Item 1. Business – Sales and Marketing in the 2003 Form 10-K. Sales of cardiac care products decreased 1.9% to $56.8 million from $57.9 million in fiscal 2001, due primarily to decreased sales of IAB pump and diagnostic products. International sales increased by $3.5 million, and represented 34.5% of net sales in fiscal 2002, compared to 34.1% in the prior year, despite the negative impact of the strength of the U.S. dollar relative to currencies in countries where the Company operates direct sales subsidiaries, which reduced sales by $2.1 million for fiscal 2002 when compared to the prior fiscal year.

In April 2002, the Company completed the sale of substantially all of the assets of its implantable drug infusion pump business pursuant to an asset purchase agreement dated as of March 1, 2002. As a result of this divestiture, the Company reported no sales of implantable drug infusion pump products from April 1, 2002 through August 31, 2002, compared to $3.2 million of such sales in the same five month period of fiscal 2001.

Gross profit decreased 2.5% to $171.1 million in fiscal 2002 from $175.5 million in fiscal 2001. As a percentage of net sales, gross profit decreased to 50.2% in fiscal 2002 compared to 52.5% in fiscal 2001. These decreases were primarily the result of increased manufacturing variances caused by manufacturing of products at a rate below the actual sales rate in order to bring inventories more in line with requirements following manufacturing shifts to expanded international plants, a less profitable product sales mix and pricing pressures. Gross profit also decreased, as discussed above, due to a $1.8 million charge against sales related to the Company's acquisition of its former New York City distributor to reflect an increase in the reserve for dealer rebates as a result of obtaining additional information regarding the distributor's rebates (see Notes to Consolidated Financial Statements – Notes 2 and 3).

The Japanese Ministry of Health and Welfare adopted new reimbursement pricing for central venous catheters effective as of April 1, 2002. The impact of this reduced pricing on the Company's earnings for fiscal 2002 was not material.

In addition, effective as of March 1, 2002, the Company entered into an agreement with a group purchasing organization resulting in reduced pricing to the hospitals participating in this organization. The impact of the reduced pricing under this arrangement on the Company's earnings in fiscal 2002 was not material.

Research, development and engineering expenses in fiscal 2002 increased by 4.0% to $26.2 million from $25.2 million in fiscal 2001. As a percentage of net sales, these expenses increased to 7.7% in fiscal 2002, compared to 7.5% in fiscal 2001. This increase was primarily a result of increased research and development spending on the Arrow LionHeart™, the Company's LVAS, and CorAide™, the Company's joint research and development program with The Cleveland Clinic Foundation, which was offset in part by less research and development spending on the Company's implantable drug infusion pump business due to its divestiture of this business on April 1, 2002.

Selling, general and administrative expenses were $78.4 million during fiscal 2002 compared to $78.5 million in the previous year, and were 23.0% of net sales in fiscal 2002 compared to 23.5% in fiscal 2001. This decrease was due primarily to several factors, including: decreased legal expenses relating to patent litigation matters although, as discussed above, the Company continued to incur legal costs in connection with a patent dispute relating to certain of its hemodialysis catheter products; and reduced goodwill amortization expense of $3.0 million related to the Company's adoption in the first quarter of fiscal 2002 of SFAS 142, less selling, general and administrative expenses related to the Company's implantable drug infusion pump business, which was sold in April 2002, partially offset by increased expenses related to the Company's defined benefit pension plans. In addition, during fiscal 2002, the Company recorded a $2.1 million charge for additional product liability insurance to maintain deductibles at existing levels for five years for claims incurred but not reported occurring prior to September 1, 2002 and for additional reserves for product liability claims and workers' compensation exposures.

As discussed in Note 20 of Notes to Consolidated Financial Statements included elsewhere in this Annual Report, during fiscal 2002, the Company recorded an estimated loss of $1.2 million ($0.8 million after tax, or $0.02 per basic and diluted common share) on the sale of its implantable drug infusion pump business. As discussed in Note 18 of Notes to Consolidated Financial Statements included elsewhere in this Annual Report, the Company also recorded a gain of $1.7 million on the sale of securities available for sale. The net impact of these transactions was not material to the Company's results of operations for fiscal 2002.

The Company recorded special charges in the fourth quarter of fiscal 2002 amounting to a total of $8.0 million ($5.4 million after tax, or $0.12 per basic and diluted common share) relating to the matters described below. Intangible assets in the aggregate amount of $4.7 million ($3.2 million after tax, or $0.07 per basic and diluted common share) were written off relating to purchased technologies the Company has decided not to support for (1) Pullback Atherectomy Catheterization, or PAC ($2.6 million, $1.8 million after tax, or $0.04 per basic and diluted common share), (2) IAB pumping software ($1.5 million, $1.0 million after tax, or $0.02 per basic and diluted common share), and (3) microwave ablation technology ($0.6 million, $0.4 million after tax, or $0.01 per basic and diluted common share). The Company's special charge relating to the PAC resulted from its discontinuation of support for this development project due to changes in the market outlook for this device. The special charge relating to the IAB pumping software resulted from the Company's decision to evaluate a new pump which will not utilize this software. The special charge relating to microwave ablation resulted from the Company's decision to discontinue its efforts to further develop this technology for treating liver ablation. Also included in the special charge is the write-off of an investment of $2.0 million ($1.3 million after tax, or $0.03 per basic and diluted common share) in a developer and manufacturer of systems to measure certain cardiac functions due to the developer's uncertain access to future financing and unfavorable financial condition. Finally, due to delay in CE-mark approval for the Arrow LionHeart™, the Company's LVAS, in Europe, the Company incurred $1.3 million ($0.9 million after tax, or $0.02 per basic and diluted common share) of manufacturing variances related to systems being produced for market introduction.

Principally due to the above factors, operating income decreased 18.4% to $58.6 million in fiscal 2002 from $71.8 million in fiscal 2001.

Other expenses (income), net, decreased to $0.8 million of expense in fiscal 2002 from $2.3 million in fiscal 2001, principally due to lower interest expense on the Company's revolving credit facility. Aggregate foreign exchange losses were $0.2 million and $0.4 million in fiscal 2002 and 2001, respectively. Gains relating to foreign currency contracts were $0.1 million in fiscal 2002 and $0.4 million in fiscal 2001.

As a result of the factors discussed above, income before income taxes decreased in fiscal 2002 by 16.8% to $57.8 million from $69.5 million in fiscal 2001. The Company's effective income tax rate decreased to 32.5% from 33.0% in fiscal 2001, principally as a result of the Company's adoption of SFAS 142 and the elimination of nondeductible goodwill in the first quarter of fiscal 2002 and anticipated research and development tax credits.

Net income in fiscal 2002 decreased 16.1% to $39.0 million from $46.5 million in fiscal 2001. As a percentage of net sales, net income represented 11.4% in fiscal 2002 compared to 13.9% in fiscal 2001. As a result of the Company's adoption of SFAS 142 and the discontinuation of amortization of goodwill, net income in fiscal 2002 increased by $2.1 million after tax from fiscal 2001 ($0.05 per basic and diluted common share).

Basic earnings per common share were $0.89 in fiscal 2002, down 16.0%, or $0.17 per share, from $1.06 in fiscal 2001. Diluted earnings per common share were $0.88 in fiscal 2002, down 16.2%, or $0.17 per share, from $1.05 in fiscal 2001. Weighted average shares of common stock outstanding used in computing basic earnings per common share decreased to 43,825,856 in fiscal 2002 from 43,990,788 in fiscal 2001. Weighted average shares of common stock outstanding used in computing diluted earnings per common share decreased to 44,211,082 in fiscal 2002 from 44,240,734 in fiscal 2001. These decreases were primarily a result of the Company's share repurchase program, which, as discussed below, remains in effect, partially offset by the Company's issuance during fiscal 2002 of 20,000 shares from treasury to CCF as an additional royalty for CCF's completion of certain research and development milestones under the Company's license agreement with CCF.

LIQUIDITY AND CAPITAL RESOURCES

Arrow's primary source of funds continues to be cash generated from operations, as shown in the Company's Consolidated Statement of Cash Flows included elsewhere in this Annual Report. For fiscal 2003, net cash provided by operations was $78.8 million, an increase of $1.0 million, or 1.3% from the prior year, due primarily to a decrease in the net deferred tax asset and an increase in accrued compensation offset in part by an increase in prepaid pension costs, accounts receivable and prepaid expenses, and a decrease in accrued liabilities. The net deferred income tax asset decreased $10.7 million in fiscal 2003 compared to a $3.7 million increase in fiscal 2002 due primarily to the timing of book-tax differences resulting from more favorable than expected tax deductions for fiscal 2002 relating to depreciation, pension expenses and certain special charges. Accrued compensation increased $3.9 million in fiscal 2003 compared to a $0.1 million increase in fiscal 2002 due primarily to the achievement in fiscal 2003 of certain senior management bonuses in addition to increased compensation accruals incurred in connection with the Company's business acquisitions completed in fiscal 2003, as discussed below.

Prepaid pension costs increased $13.7 million in fiscal 2003 compared to a $2.2 million increase in fiscal 2002 due to increased payments used to fund certain of the Company's pension plans during fiscal 2003. Accounts receivable increased $7.5 million in fiscal 2003 compared to a $4.2 million decrease in fiscal 2002. The fiscal 2003 increase was due primarily to an increase in accounts receivable attributable to the Company's fiscal 2003 acquisition of Stepic Medical. The fiscal 2002 decrease primarily resulted from increased collections efforts by the Company. Accounts receivable, measured in days sales outstanding during the period, decreased to 79 days at August 31, 2003 from 80 days at August 31, 2002.

Prepaid expenses and other increased $6.8 million in fiscal 2003 compared to a $0.8 million decrease in fiscal 2002 due primarily to recording a receivable in fiscal 2003 for a favorable U.S. tax settlement related to the Company's research and development tax credits, the payment of which is expected to be received in fiscal 2004. Accrued liabilities increased $9.5 million in fiscal 2003 compared to a $3.9 million increase in fiscal 2002 due primarily to the establishment of a reserve in fiscal 2003 of $8.0 million for a proposed settlement in two related patent infringement lawsuits relating to certain of the Company's hemodialysis catheter products.

Net cash used in the Company's investing activities increased to $56.0 million in fiscal 2003 from $5.5 million in fiscal 2002 due primarily to the Company's business acquisitions completed in fiscal 2003, as discussed below, and the proceeds received by the Company from the sale of its implantable drug infusion pump business in fiscal 2002. Capital expenditures decreased to $16.4 million in fiscal 2003 from $21.0 million in fiscal 2002 primarily as a result of the completion of the Company's expansion of its Czech Republic manufacturing facility in addition to lower expenditures for certain computer software and hardware.

As part of the Company's 1998 purchase of assets of the cardiac assist division of C.R. Bard, Inc., the Company also agreed to acquire specified assets and assume specified liabilities of the Belmont Instruments Corporation for $7.3 million based on the achievement of certain milestones. The Company paid $2.3 million in fiscal 2000, $3.5 million in fiscal 2001, and $1.0 million in fiscal 2002 for achievement of milestones during those periods. During fiscal 2003, the Company paid $0.5 million to Belmont for achievement of the final two milestones, representing the seventh and eighth quarterly installments of $250,000 payable by the Company (which payments commenced in April 2001). With these two payments, the Company has completed its payment obligations to Belmont pursuant to the asset purchase agreement and, as of August 31, 2003, no longer owes any amounts to Belmont. The acquisition was accounted for using the purchase method of accounting. The excess of the purchase price over the estimated fair value of the net assets acquired was approximately $7.1 million. The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition.

On September 3, 2002, the Company purchased the net assets of its former New York City distributor, Stepic Medical, from Horizon Medical Products for $12.6 million, which includes the relief from $5.5 million of accounts receivable that had been due from this distributor. As of August 31, 2003, pursuant to the asset purchase agreement, the Company had paid in cash the entire $12.6 million purchase price for this acquisition. Stepic Medical had been the Company's distributor in the greater New York City area, eastern New York State, and parts of Connecticut and New Jersey since 1977.

This acquisition has been accounted for using the purchase method of accounting. The excess of the purchase price over the estimated fair value of the net assets acquired was approximately $0.1 million. Intangible assets acquired of $3.5 million are being amortized over a period of five years. The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition. The purchase price for this acquisition was allocated as follows:

($ in millions)	
Accounts receivable	$10.1
Inventories	6.8
Other current assets	–
Property, plant and equipment	0.1
Goodwill and intangible assets	3.5
Current liabilities	(7.9)
Total purchase price	$12.6

On November 25, 2002, the Company purchased specified assets and assumed specified liabilities of Diatek, Inc., a company in the business of the development, manufacture and marketing of chronic hemodialysis catheters, for approximately $10.9 million, subject to post-closing adjustments. As of August 31, 2003, pursuant to the asset purchase agreement, the Company had paid $8.9 million in cash and recorded a liability classified as long-term debt of an additional $2.0 million for potential purchase price adjustments. The products acquired in the transaction are expected to complement the Company's existing hemodialysis product line. This acquisition has been accounted for using the purchase method of accounting. The purchase price for this acquisition did not exceed the estimated fair value of the net assets acquired and, therefore, no goodwill has been recorded by the Company in connection therewith. Intangible assets acquired of $12.2 million, consisting primarily of intellectual property rights, are being amortized over a period of 20 years based on the legal life of the underlying acquired technology. An independent valuation firm was used to determine a preliminary fair market value of the intangible assets acquired. Pursuant to the asset purchase agreement relating to this transaction, the Company may be required to make royalty payments to Diatek's former owners based on the achievement of specified annual sales levels of certain hemodialysis product lines. Any such payments would begin in fiscal 2004 based on fiscal 2003 sales levels and are being expensed as incurred.

The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition. This business acquisition is expected to benefit the Company's fiscal year 2004 results. The purchase price for this acquisition was allocated as follows:

Management's Discussion and Analysis of Financial Condition and Results of Operations

($ in millions)	
Accounts receivable	$ 0.2
Inventories	0.4
Property, plant and equipment	0.2
Intangible assets	12.2
Current liabilities	(2.1)
Total purchase price	$10.9

On March 18, 2003, the Company purchased substantially all of the assets of Klein Baker Medical, Inc., a company doing business as Neo♥Care® in San Antonio, Texas, for approximately $16.5 million, subject to post-closing adjustments. Neo♥Care® develops, manufactures and markets specialty catheters and related procedure kits to neonatal intensive care units. The Company believes that this acquisition will further enhance its broad line of critical care related products and may serve as the base for possible further expansion of the Company's pediatric product line. As of August 31, 2003, pursuant to the asset purchase agreement, the Company had paid $14.5 million in cash and recorded a liability classified as long-term debt of an additional $2.0 million for potential purchase price adjustments. This acquisition has been accounted for using the purchase method of accounting. The excess of the purchase price over the estimated fair value of the net assets acquired of $3.8 million was recorded as goodwill and will be evaluated for impairment on a periodic basis in accordance with SFAS No. 142. Intangible assets acquired were $8.5 million, with $7.2 million being amortized over a period of 25 years based on the anticipated period in which cash flows are expected. The other intangible asset portion of $1.3 million has an indefinite life, which the Company is testing for impairment on an annual basis in accordance with the provisions of SFAS No. 142. An independent valuation firm was used to determine a fair market value of the inventory and intangible assets acquired. The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition. This business acquisition is expected to benefit the Company's fiscal 2004 results. The purchase price for this acquisition was allocated as follows:

($ in millions)	
Accounts receivable	$ 0.6
Inventories	2.0
Property, plant and equipment	1.7
Goodwill and intangible assets	12.3
Current liabilities	(0.1)
Total purchase price	$ 16.5

On July 1, 2003, the Company purchased certain assets of its former Florida-based distributor, IMA, Inc., for $2.3 million, which includes the relief from $0.6 million of accounts receivable that had been due from this distributor, subject to post-closing adjustments. As of August 31, 2003, pursuant to the asset purchase agreement, the Company had paid in cash $2.2 million for this acquisition. As a result of this transaction, the Company is conducting direct sales activity in the territory formerly covered by IMA, Inc.

This acquisition has been accounted for using the purchase method of accounting. The purchase price for this acquisition did not exceed the estimated fair value of the net assets acquired and, therefore, no goodwill has been recorded by the Company in connection therewith. Intangible assets acquired of $1.8 million are being amortized over a period of five years. The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition. The purchase price for this acquisition was allocated as follows:

($ in millions)	
Accounts receivable	$ 0.3
Inventories	0.8
Intangible assets	1.8
Current liabilities	(0.6)
Total purchase price	$ 2.3

In fiscal 2001, the Company's Board of Directors approved spending of up to $10.0 million for the construction of additional manufacturing capacity, including related equipment, at its existing manufacturing and research facility in the Czech Republic. Construction of the additional space at this facility was completed in December 2001. As of August 31, 2003, the Company had completed this construction, including the purchase of related equipment, and had spent all of the authorized amount.

Financing activities used $9.4 million of net cash in fiscal 2003, compared to $42.6 million in fiscal 2002, primarily as a result of a decrease in the Company's need for borrowings under its U.S. revolving credit facility offset in part by an increase in the Company's use of cash to purchase shares of its common stock in the open market in connection with its share repurchase program. The Company's Board of Directors has authorized the repurchase of up to a maximum of

4,000,000 shares under the share repurchase program. During fiscal 2003, the Company purchased 766,000 shares of its common stock under this program for $13.8 million. As of August 31, 2003, the Company had repurchased a total of 3,603,600 shares under this program for approximately $57.5 million since the program's inception in March 1999.

To provide additional liquidity and flexibility in funding its operations, the Company from time to time also borrows amounts under credit facilities and other external sources of financing. At both August 31, 2003 and 2002, the Company had a revolving credit facility providing a total of $65.0 million in available revolving credit for general business purposes. At August 31, 2003 and 2002, the Company had $18.9 million and $6.2 million outstanding under this credit facility, respectively, all of which was owed by its foreign subsidiaries. Under this credit facility, the Company is required to comply with the following financial covenants: maintain a ratio of total liabilities to tangible net worth (total assets less total liabilities and intangible assets) of no more than 1.5 to 1 and a cash flow coverage ratio of 1.25 to 1 or greater; a limitation on certain mergers, consolidations and sales of assets by the Company or its subsidiaries; a limitation on the Company's and its subsidiaries' incurrence of liens; and a requirement that the lender approve the incurrence of additional indebtedness unrelated to the revolving credit facility when the aggregate principal amount of such new additional indebtedness exceeds $75.0 million. This credit facility was amended in fiscal 2003 to increase the approval limit from $50.0 million to $75.0 million for the requirement that the lender approve the incurrence of additional indebtedness related to the revolving credit facility. At August 31, 2003 and 2002, the Company was in compliance with all such covenants. Failure to remain in compliance with these covenants could trigger an acceleration of the Company's obligation to repay all outstanding borrowings under this credit facility.

Certain subsidiaries of the Company had revolving credit facilities totaling the U.S. dollar equivalent of $18.0 and $20.7 million, of which $9.4 and $9.9 million were outstanding as of August 31, 2003 and 2002, respectively. In addition, during fiscal 2003 the Company entered into a short-term note payable with IMA, Inc. for $0.1 million related to a non-compete arrangement pursuant to the Company's acquisition of this business on July 1, 2003.

Interest rate terms for both U.S. and foreign bank credit facilities are based on either bids provided by the lender or the prime rate, London Interbank Offered Rates (LIBOR) or Certificate of Deposit Rates, plus applicable margins. Certain of these borrowings, primarily those with U.S. banks, are due on demand. Interest is payable monthly during the revolving credit period. At August 31, 2003, the weighted average interest rate on short-term borrowings was 2.2% per annum. Combined borrowings under these facilities increased $12.3 million during fiscal year 2003 due primarily to the Company's refinancing associated with its Czech Republic subsidiary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

A summary of all of the Company's contractual obligations and commercial commitments as of August 31, 2003 were as follows:

Contractual Obligations and Commercial Commitments	Payments due or Commitment Expiration by Period				
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
($ in Millions)					
Long-term debt	$ 4.0	$ 0.3	$ 3.7	$ –	$ –
Operating leases	11.5	4.4	5.0	1.1	1.0
Other long-term obligations	0.4	–	0.1	0.1	0.2
Lines of credit*	28.4	28.4	–	–	–
Standby letters of credit	1.6	1.6	–	–	–
Total cash contractual obligations and commercial commitments	$45.9	$34.7	$ 8.8	$ 1.2	$ 1.2

***Includes short-term indebtedness of the Company and its subsidiaries under various revolving credit facilities, as discussed above.**

Based upon its present plans, the Company believes that cash generated from its operations and available credit resources, including its ability to extend maturities of borrowings outstanding under its lines of credit in the ordinary course consistent with past practice, will be adequate to repay current portions of long-term debt, to finance currently planned capital expenditures and repurchases of the Company's stock in the open market, and to meet the currently foreseeable liquidity needs of the Company.

During the periods discussed above, the overall effects of inflation and seasonality on the Company's business were not significant.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company has disclosed in Note 1 to its consolidated financial statements those accounting policies that it considers to be significant in determining its results of operations and financial position. In all material respects, the accounting principles utilized by the Company in preparing its consolidated financial statements are in conformity with generally accepted accounting principles in the United States of America.

The preparation of these consolidated financial statements requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of its financial statements. The Company bases its estimates on historical experience, actuarial valuations and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Some of those judgments can be subjective and complex and, consequently, actual results may differ from these estimates under different assumptions or conditions. While for any given estimate or assumption made by the Company's management there may be other estimates or assumptions that are reasonable, the Company believes that, given the current facts and circumstances, it is unlikely that applying any such other reasonable estimate or assumption would materially impact the financial statements.

The Company's management believes the following critical accounting policies affect its more significant estimates and judgments used in the preparation of the Company's consolidated financial statements.

Revenue Recognition:

Revenue is recognized by the Company at the time its products are shipped and title has passed to its customer. The Company's net sales represent gross sales invoiced to customers, less certain related charges, including discounts, returns, rebates and other allowances. Such charges are recognized against revenue on an accrual basis, at the point in which these costs are incurred. Product returns are permitted. The accrual for product returns is based on the Company's history of actual product returns. To date, product returns have not been material. The Company grants sales rebates to certain distributors upon achievement of agreed upon pricing for sales of the Company's products to hospitals. Incurred but unpaid rebates are accrued by the Company in the period in which they are incurred. The Company's rebate accrual is based on its history of actual rebates paid. The Company's reserves for rebates are reviewed at each reporting period and adjusted to reflect data available at that time. To the extent these estimates prove inaccurate, the Company will adjust the reserves, which will impact the amount of net product sales revenue recognized by the Company in the period of the adjustments.

Inventory:
The Company values its inventories at the lower of cost or market. Cost is determined by the "first-in, first-out" (FIFO) method. The Company uses a materials management program for identifying, redeploying and/or destroying slow-moving, inactive or potentially obsolete inventory. An adjustment to fair market value is recorded for all inventory specifically identified as slow-moving, inactive or potentially obsolete. For certain new products, the Company manufactures inventory in anticipation of product launch. As of August 31, 2003, the Company had $6.0 million of inventory related to its HemoSonic™ 100 hemodynamic monitoring device, which is significantly greater than the net sales of this product in fiscal 2003. The Company is currently developing changes to this product which it believes should enhance the demand for this product in the marketplace. The Company's inventory is evaluated on an ongoing basis and is adjusted as necessary to accurately reflect current conditions.

Impairment of Goodwill:
Goodwill represents the excess of the cost over the fair value of net assets acquired in business combinations. Currently, the Company operates as a single reporting unit. Goodwill and other "indefinite-lived" assets are not amortized and are subject to the impairment rules of Statement of Financial Accounting Standards No. 142 (SFAS 142), which the Company adopted effective as of September 1, 2001. Goodwill is tested for impairment on an annual basis or upon the occurrence of certain circumstances or events. The Company determines the fair market value of its reporting unit using quoted market rates and cash flow techniques. The fair market value of the reporting unit is compared to its carrying value to determine if an impairment loss should be calculated. If the book value of the reporting unit exceeds its fair value, an impairment loss is indicated. The loss is calculated by comparing the fair value of the goodwill to the book value of the goodwill. Fair value of goodwill is determined by subtracting the fair value of the identifiable assets of the reporting unit from the fair value of the reporting unit. If the book value of the goodwill exceeds the fair value of goodwill, an impairment loss is recorded.

Research and Development:
Research and development costs are expensed as incurred. Research and development costs consist of direct and indirect internal costs related to specific projects as well as fees paid to other entities which conduct certain research activities on behalf of the Company. The costs of materials (whether from the Company's normal inventory or acquired specially for research and development activities) and equipment or facilities that are acquired or constructed for research and development activities and that have alternative future uses (in research and development projects or otherwise) are capitalized as tangible assets when acquired or constructed. The cost of such materials consumed in research and development activities and the depreciation of such equipment or facilities used in those activities are recorded as research and development costs.

Product Liability:
Costs for attorney's fees and indemnification associated with injuries resulting from the use of the Company's products are provided for in setting reserves. The Company provides reserves for product liability by utilizing loss estimates prepared by the primary product liability insurance carrier with adjustments, as appropriate, based upon management's perspective on the ultimate projected claim, giving consideration to the perspective of outside counsel and other relevant factors. The Company records a reserve regarding a particular claim when a loss is known or considered probable and the amount can be reasonably estimated. If a loss is not probable or a probable loss cannot be reasonably estimated, a reserve is not recorded. The Company's primary global product liability insurance policy is on a claims made basis. For fiscal 2003, the Company's deductibles for its primary global product liability insurance policy were increased to $750,000 per occurrence from $250,000 in fiscal 2002 for domestic product liability claims, with the Company's annual exposure for such deductibles in any one policy year

being increased to $1.5 million in fiscal 2003 from $500,000 in fiscal year 2002. Effective for fiscal 2004, the Company's deductibles for its primary global product liability insurance policy were increased to $2.5 million per occurrence for domestic product liability claims, with the Company's annual exposure for such deductibles being limited to $5.0 million for any one policy year. The policy year runs from September 1 to August 31 and has a $10.0 million aggregate limit. The Company also has additional layers of coverage insuring up to $35.0 million in annual aggregate losses arising from claims that exceed the primary product liability insurance policy limits. Because deductibles were due to increase when the Company renewed its product liability insurance policy in September 2002, the Company elected to exercise a provision in its current policy that maintains deductibles and limits for unreported claims occurring prior to September 1, 2002 at existing levels for five years.

Employee Benefit Plans:

The Company sponsors pension, post-retirement, medical and life insurance plans covering substantially all of its employees who meet the applicable eligibility requirements. The Company uses several actuarial and other statistical factors which attempt to anticipate future events in calculating its expense and liability related to these plans. These factors include assumptions about discount rate, expected return on plan assets and rate of future compensation increases, as determined by the Company within specified guidelines. In addition, the Company's actuarial consultants also utilize subjective assumptions, such as withdrawal and mortality rates, to estimate these factors. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences, depending on their magnitude, could have a significant impact on the amount of pension expense recorded by the Company in any particular period.

Income Taxes:

The Company's effective tax rate differs from the statutory rate primarily as a result of research and development tax credits, the foreign sales corporation deduction and the extraterritorial income tax regime. Because the Company operates in a number of domestic and foreign tax jurisdictions, the statutory rates within these various jurisdictions are considered in determining the Company's overall effective tax rate. Management judgment is required to determine the Company's consolidated provision for income tax expense, deferred income tax balances and any valuation allowances associated with deferred tax assets. The Company's management also considers open statutory periods, current and anticipated audits, and the impact that any adverse adjustments would have on the Company's current and prospective overall effective tax rate.

Deferred tax assets and liabilities are recorded when differences exist between the financial statement carrying amounts and the tax bases of assets or liabilities. The Company regularly reviews its deferred tax assets for recoverability and to date has not established valuation allowances. The Company deems all undistributed earnings of foreign subsidiaries permanently invested and, accordingly, has not established a tax provision for any repatriation of retained earnings in these entities. Undistributed earnings of the Company's foreign subsidiaries amounted to $25.9 million and $20.2 million at August 31, 2003 and 2002, respectively.

NEW ACCOUNTING STANDARDS

Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", was issued in December 2002. This statement provides companies with two additional alternative transition methods for recognizing a company's voluntary decision to change its method of accounting for stock-based employee compensation to the fair-value method. It also amends the existing disclosure requirements of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation". The transition guidance and provisions of this statement for annual disclosures are effective for fiscal years ending after December 15, 2002. The provisions for interim-period disclosures are effective for financial reports that contain financial statements for interim periods beginning after December 15, 2002. As of August 31, 2003, the Company has adopted the interim period and annual disclosure requirements of this statement.

Financial Accounting Standard No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" was issued in April 2003. This statement amends and clarifies accounting and reporting for derivative instruments embedded in other contracts and for hedging activities under Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities." The provisions of this statement are effective for all contracts entered into or modified after June 30, 2003.

Quantitative and Qualitative Disclosures About Market Risk

MARKET RISK

Due to the global nature of its operations, the Company is subject to the exposures that arise from foreign exchange rate fluctuations. Such exposures arise from transactions denominated in foreign currencies, primarily from translation of results of operations from outside the United States, intercompany loans, and intercompany purchases of inventory. The Company is also exposed to interest rate changes.

The Company's objective in managing its exposure to foreign currency fluctuations is to minimize earnings and cash flow volatility associated with foreign exchange rate changes. The Company enters into various contracts that change in value as foreign exchange rates change to protect the value of its existing foreign currency assets, liabilities, commitments, and anticipated foreign currency revenues to meet these objectives. The contracts involve Japanese yen and other foreign currencies. The gains and losses on these contracts are offset by changes in the value of the related exposures in the Company's income statement. It is the Company's policy to enter into foreign currency transactions only to the extent exposures exist and not to enter into foreign currency transactions for speculative purposes.

The fair value of all the Company's foreign currency forward contracts outstanding at August 31, 2003 was less than $0.1 million. The following analysis estimates the sensitivity of the fair value of all foreign currency forward contracts to hypothetical 10% favorable and unfavorable changes in spot exchange rates at August 31, 2003 and 2002:

	Fair Value of Foreign Currency Forward Contracts (in millions)	
	August 31, 2003	**August 31, 2002**
10% adverse rate movement	$ (0.4)	$ (0.2)
At August 31st rates	–	–
10% favorable rate movement	0.6	0.3

The Company had no foreign currency option contracts outstanding at August 31, 2003. The following analysis estimates the sensitivity of the fair value of all foreign currency option contracts to hypothetical 10% favorable and unfavorable changes in spot exchange rates at August 31, 2003 and 2002:

	Fair Value of Foreign Currency Option Contracts (in millions)	
	August 31, 2003	**August 31, 2002**
10% adverse rate movement	$ –	$ –
At August 31st rates	–	–
10% favorable rate movement	–	0.1

Any gains and losses on the fair value of forward and option contracts would be largely offset by losses and gains on the underlying transactions or anticipated transactions. These offsetting gains and losses are not reflected in the above analysis.

During fiscal 2003, 2002 and 2001, the percentage of the Company's sales invoiced in currencies other than U.S. dollars was 22.7%, 21.9% and 22.2%, respectively. In addition, a small part of the Company's cost of goods sold is denominated in foreign currencies. The Company enters into foreign currency forward contracts and foreign currency option contracts, which are derivative financial instruments, with major financial institutions to reduce the effect of these foreign currency risk exposures, primarily on U.S. dollar cash inflows resulting from the collection of intercompany receivables denominated in foreign currencies and to hedge anticipated sales in foreign currencies to foreign subsidiaries. Such transactions occur throughout the year and are probable, but not firmly committed. Foreign currency forward contracts are marked to market each accounting period, and the resulting gains or losses on these contracts are recorded in Other Income / Expense of the Company's consolidated statements of income. Realized gains and losses on these contracts are offset by changes in the U.S. dollar value of the foreign currency denominated assets, liabilities and transactions being hedged. The premiums paid on the foreign currency option contracts are recorded as assets and amortized over the life of the option. Other than the risk associated with the financial condition of the counterparties, the Company's maximum exposure related to foreign currency options is limited to the premiums paid. The total premiums authorized to be paid in any fiscal year cannot exceed $1.0 million pursuant to the terms of the Foreign Currency Management Policy Statement approved by the Company's Board of Directors in fiscal 2001. Gains and losses on purchased option contracts result from changes in intrinsic or time value. Both time value and intrinsic value gains and losses are recorded in

Quantitative and Qualitative Disclosures About Market Risk

shareholders' equity (as a component of comprehensive income) until the period in which the underlying sale by the foreign subsidiary to an unrelated third party is recognized, at which point those deferred gains and losses are recognized in net sales. By their nature, all such contracts involve risk, including the risk of nonperformance by counterparties. Accordingly, losses relating to these contracts could have a material adverse effect upon the Company's business, financial condition and results of operations. Based upon the Company's knowledge of the financial condition of the counterparties to its existing foreign currency forward contracts, the Company believes that it does not have any material exposure to any individual counterparty. The Company's policy prohibits the use of derivative instruments for speculative purposes. As of November 1, 2003, outstanding foreign currency forward contracts totaling the U.S. dollar equivalent of $8.8 million mature at various dates through December 2003. As of November 1, 2003, the Company had no foreign currency option contracts outstanding. The Company expects to continue to utilize foreign currency forward contracts and foreign currency option contracts to manage its exposure, although there can be no assurance that the Company's efforts in this regard will be successful.

The Company's exposure to credit risk consists principally of trade receivables. Hospitals and international dealers account for a substantial portion of trade receivables and collateral is generally not required. The Company believes that its risk associated with this concentration is limited due to the Company's ongoing credit review procedures.

Additional Quantitative and Qualitative disclosures about market risk (e.g., interest rate and foreign currency exchange risk) are set forth in Note 15 of the Notes to Consolidated Financial Statements.

Report of Management

The management of Arrow International, Inc. is responsible for the preparation, integrity and objectivity of the Company's financial information contained in this Annual Report, including the statements covered by the independent auditors' report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include, where required, amounts representing the best estimates and judgments of management.

To maintain integrity in its financial records, management employs accounting procedures and systems of internal control designed to provide reasonable assurance that the Company's assets are safeguarded and that transactions are properly recorded, executed and reported. These systems and procedures are reviewed periodically and modified as conditions change or if weaknesses are found.

The Audit Committee of the Board of Directors, which is comprised of directors who are "independent" as defined in the Marketplace Rules of the National Association of Securities Dealers, Inc., meets with the Company's independent accountants and management to discuss the scope and results of audits, evaluations of internal control systems and management's actions to properly discharge its responsibilities for accounting and financial reporting. The independent accountants have full and confidential access to the Audit Committee without the presence of management. The Audit Committee reports its findings to the Board of Directors and also is responsible for the selection, evaluation and engagement of the independent accountants.



Carl G. Anderson, Jr.
Chairman and Chief Executive Officer



Frederick J. Hirt
Vice President—Finance and Chief Financial Officer

Report of Independent Auditors

To the Board of Directors and
Shareholders of Arrow International, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Arrow International, Inc. and its subsidiaries ("the Company") at August 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, PA
October 3, 2003

Consolidated Balance Sheets

(In thousands, except share amounts) See notes to consolidated financial statements

	August 31, 2003	August 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 46,975	$ 33,103
Accounts receivable, less allowance for doubtful accounts of $990 and $956 in 2003 and 2002, respectively	82,467	74,983
Inventories, net	90,449	85,946
Prepaid expenses and other	14,978	8,246
Deferred income taxes	7,011	5,377
Total current assets	241,880	207,655
Property, plant and equipment:		
Land and improvements	5,748	5,658
Buildings and improvements	88,767	86,094
Machinery and equipment	163,479	154,727
Construction-in-progress	18,300	15,001
	276,294	261,480
Less accumulated depreciation	(147,861)	(131,157)
	128,433	130,323
Goodwill	42,732	38,591
Intangible and other assets, net of accumulated amortization of $19,453 and $15,064 in 2003 and 2002, respectively	48,836	27,738
Prepaid pension costs	32,016	18,314
Deferred income taxes	–	4,155
Total assets	$ 493,897	$ 426,776

	August 31, 2003	August 31, 2002
LIABILITIES		
Current liabilities:		
Current maturities of long-term debt	$ 300	$ 300
Notes payable	28,431	16,132
Accounts payable	11,727	9,736
Cash overdrafts	1,506	2,697
Accrued liabilities	21,600	12,086
Accrued compensation	10,684	6,755
Accrued income taxes	3,718	2,787
Total current liabilities	77,966	50,493
Long-term debt	3,735	300
Accrued postretirement and pension benefit obligations	13,409	15,627
Deferred income taxes	8,141	–
Commitments and contingencies		
SHAREHOLDERS' EQUITY		
Preferred stock, no par value; 5,000,000 shares authorized; none issued	–	–
Common stock, no par value; 100,000,000 shares authorized; issued 52,957,626 shares in 2003 and 2002	45,661	45,661
Additional paid-in capital	5,840	4,054
Retained earnings	403,004	365,778
Less treasury stock at cost: 9,672,124 and 9,015,988 shares in 2003 and 2002, respectively	(63,472)	(50,328)
Accumulated other comprehensive (expense)	(387)	(4,809)
Total shareholders' equity	390,646	360,356
Total liabilities and shareholders' equity	$ 493,897	$ 426,776

Consolidated Statements of Income

(In thousands, except share and per share amounts) See notes to consolidated financial statements

For the years ended August 31,	2003	2002	2001
Net sales	$ 380,376	$ 340,759	$ 334,042
Cost of goods sold	190,246	169,625	158,573
Gross profit	190,130	171,134	175,469
Operating expenses:			
Research, development and engineering	28,170	26,165	25,209
Selling, general and administrative	89,354	78,406	78,499
Special charges	8,000	8,005	–
	125,524	112,576	103,708
Operating income	64,606	58,558	71,761
Other expenses (income):			
Interest expense, net of amount capitalized	618	627	2,084
Interest income	(1,821)	(235)	(187)
Other, net	(1,109)	389	394
	(2,312)	781	2,291
Income before income taxes	66,918	57,777	69,470
Provision for income taxes	21,248	18,777	22,925
Net income	$ 45,670	$ 39,000	$ 46,545
Basic earnings per common share	$ 1.05	$ 0.89	$ 1.06
Diluted earnings per common share	$ 1.04	$ 0.88	$ 1.05
Cash dividends per common share	$ 0.1950	$ 0.1375	$ 0.1275
Weighted average shares used in computing basic earnings per common share	43,399,363	43,825,856	43,990,788
Weighted average shares used in computing diluted earnings per common share	43,773,253	44,211,082	44,240,734

All historical share and per share amounts have been adjusted to reflect the two-for-one split of the Company's common stock and the doubling of its quarterly dividend effected on August 15, 2003.

Consolidated Statements of Comprehensive Income

(In thousands) See notes to consolidated financial statements

For the years ended August 31,	2003	2002	2001
Net income	$ 45,670	$ 39,000	$ 46,545
Other comprehensive income (expense):			
Foreign currency translation adjustments	3,309	5,470	(182)
Unrealized holding (loss) gain on foreign currency option contracts	286	(400)	114
Unrealized holding (loss) gain on securities, net of tax ($0, $399 and $(108), respectively)	–	(642)	173
Reclassification adjustment for (gains) on securities included in net income, net of tax ($0, $653 and $76, respectively)	–	(1,050)	(123)
Minimum pension liability adjustment, net of tax ($(515), $557 and $0, respectively)	827	(874)	(22)
Other comprehensive income (expense)	4,422	2,504	(40)
Total comprehensive income	$ 50,092	$ 41,504	$ 46,505

Consolidated Statements of Cash Flows

(In thousands) See notes to consolidated financial statements

For the years ended August 31,	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 45,670	$ 39,000	$ 46,545
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	18,850	18,581	16,576
Special charges	8,000	8,005	–
Amortization	4,376	3,112	6,120
LionHeart™ second generation external batteries write-off	3,569	–	–
401(K) plan stock contribution	713	739	106
Non-qualified stock option tax benefit	565	–	–
Gain on sale of securities	–	(1,703)	(199)
Deferred income taxes	10,145	(3,233)	1,892
Unrealized holding gain (loss) on foreign currency options	286	(400)	114
Realized holding gain (loss) on securities	–	1,052	(31)
Loss on sale of implantable drug infusion pump business	–	1,226	–
Increase (decrease) in provision for postretirement benefit obligation	887	(607)	(207)
(Increase) in prepaid pension costs	(13,702)	(2,193)	(3,859)
Other	–	(176)	(201)
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable, net	(302)	6,822	(6,532)
Inventories	5,710	4,174	(11,676)
Prepaid expenses and other	(6,593)	1,123	(4,925)
Accounts payable and accrued liabilities	(3,816)	2,141	(536)
Accrued compensation	3,746	59	(1,428)
Accrued income taxes	682	117	89
Total adjustments	33,116	38,839	(4,697)
Net cash provided by operating activities	78,786	77,839	41,848
Cash flows from investing activities:			
Capital expenditures	(16,446)	(21,047)	(20,880)
(Increase) in intangible and other assets	(1,272)	(6)	(3,549)
Cash paid for businesses acquired, net	(38,317)	–	(3,601)
Proceeds from sale of business	–	13,000	–
Proceeds from sale of securities	–	2,540	639
Net cash used in investing activities	(56,035)	(5,513)	(27,391)
Cash flows from financing activities:			
Increase (decrease) in notes payable	11,554	(34,698)	(958)
Principal payments of long-term debt, including current maturities	(565)	(300)	(8,631)
(Decrease) increase in book overdrafts	(1,191)	733	769
Dividends paid	(6,522)	(5,920)	(5,499)
Proceeds from stock options exercised	1,210	3,346	298
Purchase of treasury stock	(13,846)	(5,758)	(1,294)
Net cash used in financing activities	(9,360)	(42,597)	(15,315)
Effects of exchange rate changes on cash and cash equivalents	481	406	(133)
Net change in cash and cash equivalents	13,872	30,135	(991)
Cash and cash equivalents at beginning of year	33,103	2,968	3,959
Cash and cash equivalents at end of year	$ 46,975	$ 33,103	$ 2,968

Consolidated Statements of Cash Flows

(In thousands) See notes to consolidated financial statements

For the years ended August 31,		**2003**		**2002**		**2001**
Supplemental disclosures of cash flow information:						
Cash paid during the year for:						
Interest (net of amount capitalized)	$	547	$	635	$	2,680
Income taxes	$	13,759	$	19,969	$	24,070
Supplemental schedule of noncash investing and financing activities:						
The Company assumed liabilities in conjunction with the purchase of certain assets as follows:						
Estimated fair value of assets acquired	$	53,278	$	–	$	4,952
Liabilities assumed		14,961		–		1,351
Cash paid for assets, net of cash acquired, of $0, $0 and $386, respectively	$	38,317	$	–	$	3,601
Cash paid for businesses acquired:						
Working capital	$	10,323	$	–	$	–
Property, plant and equipment		1,960		–		180
Goodwill, intangible assets and in-process research and development		30,034		–		3,421
Long-term debt		(4,000)		–		–
	$	38,317	$	–	$	3,601
Treasury Stock issued for 401(k) Plan contribution	$	713	$	739	$	106
Intangible assets acquired by issuing treasury stock	$	–	$	464	$	878
Non-qualified stock option tax benefit	$	565	$	–	$	–
Dividends declared but not paid	$	3,462	$	1,538	$	1,430

Consolidated Statements of Changes in Shareholders' Equity for the Years ended August 31, 2003, 2002 and 2001

(In thousands, except share and per share amounts) See notes to consolidated financial statements

	Common Stock		Retained	Treasury Stock		Addition	Accumulated Other Comprehensive Income (Expense)			
	Shares	Amount	Earnings	Shares	Amount	Paid In Capital	Minimum Pension Liability Adjustment	Reclassification Adjustment for Gains	Unrealized Gain on Marketable Securities	Foreign Currency Effects
Balance, August 31, 2002	52,957,626	$ 45,661	$ 365,778	9,015,988	$ (50,328)	$ 4,054	$ (896)	$ (1,173)	$ 1,173	$ (3,913)
Cash dividends on common stock, $0.195 per share			(8,444)							
Purchase of treasury stock				766,000	(13,846)					
Exercise of stock options				(73,930)	477	733				
Treasury stock issued to purchase intangible assets										
Treasury stock issued as contribution to the Company's 401(k) Plan				(35,934)	225	488				
Reclassification adjustment, stock option tax benefit (non-qualified stock option)						565				
Unrealized holding gain on foreign currency option contracts										286
Foreign currency translation adjustments										3,309
Minimum pension liability adjustment							827			
Net income			45,670							
Balance, August 31, 2003	52,957,626	$ 45,661	$ 403,004	9,672,124	$ (63,472)	$ 5,840	$ (69)	$ (1,173)	$ 1,173	$ (318)

All historical share and per share amounts have been adjusted to reflect the two-for-one split of the Company's common stock and the doubling of its quarterly dividend effected on August 15, 2003.

Consolidated Statements of Changes in Shareholders' Equity for the Years ended August 31, 2003, 2002 and 2001

(In thousands, except share and per share amounts) See notes to consolidated financial statements

	Common Stock		Retained	Treasury Stock		Addition	Accumulated Other Comprehensive Income (Expense)			
							Minimum		Unrealized	
						Addition	Pension	Reclassification	Gain on	Foreign
			Retained			Paid In	Liability	Adjustment	Marketable	Currency
	Shares	**Amount**	**Earnings**	**Shares**	**Amount**	**Capital**	**Adjustment**	**for Gains**	**Securities**	**Effects**
Balance, August 31, 2001	52,957,626	$ 45,661	$ 332,806	8,954,826	$ (45,995)	$ 930	$ (22)	$ (123)	$ 1,815	$ (8,983)
Cash dividends on common stock, $0.1375 per share			(6,028)							
Purchase of treasury stock				317,000	(5,758)					
Exercise of stock options				(200,200)	1,116	2,230				
Treasury stock issued to purchase intangible assets				(20,000)	112	352				
Treasury stock issued as contribution to the Company's 401(k) Plan				(35,638)	197	542				
Reclassification adjustment for gains included in net income, net of tax of $653								(1,050)		
Unrealized gain on marketable securities, net of tax of $399									(642)	
Unrealized holding gain on foreign currency option contracts										(400)
Foreign currency translation adjustments										5,470
Minimum pension liability adjustment							(874)			
Net income			39,000							
Balance, August 31, 2002	52,957,626	$ 45,661	$ 365,778	9,015,988	$ (50,328)	$ 4,054	$ (896)	$ (1,173)	$ 1,173	$ (3,913)

All historical share and per share amounts have been adjusted to reflect the two-for-one split of the Company's common stock and the doubling of its quarterly dividend effected on August 15, 2003.

Consolidated Statements of Changes in Shareholders' Equity for the Years ended August 31, 2003, 2002 and 2001

(In thousands, except share and per share amounts) See notes to consolidated financial statements

	Common Stock		Retained Earnings	Treasury Stock		Addition Paid In Capital	Accumulated Other Comprehensive Income (Expense)			
	Shares	Amount		Shares	Amount		Minimum Pension Liability Adjustment	Reclassification Adjustment for Gains	Unrealized Gain on Marketable Securities	Foreign Currency Effects
Balance, August 31, 2000	52,957,626	$ 45,661	$ 291,870	8,955,820	$ (45,092)	$ 38	$ –	$ –	$ 1,642	$ (8,915)
Cash dividends on common stock, $0.1275 per share			(5,609)							
Purchase of treasury stock				73,800	(1,294)					
Exercise of stock options				(19,140)	106	192				
Treasury stock issued to purchase intangible assets				(50,000)	256	622				
Treasury stock issued as contribution to the Company's 401(k) Plan				(5,654)	29	78				
Reclassification adjustment for gains included in net income, net of tax of $76								(123)		
Unrealized gain on marketable securities, net of tax of $(108)									173	
Unrealized holding gain on foreign currency option contracts										114
Foreign currency translation adjustments										(182)
Minimum pension liability adjustment							(22)			
Net income			46,545							
Balance, August 31, 2001	52,957,626	$ 45,661	$ 332,806	8,954,826	$ (45,995)	$ 930	$ (22)	$ (123)	$ 1,815	$ (8,983)

All historical share and per share amounts have been adjusted to reflect the two-for-one split of the Company's common stock and the doubling of its quarterly dividend effected on August 15, 2003.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General:

Arrow International, Inc. develops, manufactures and markets a broad range of clinically advanced, disposable catheters and related products for critical and cardiac care medical procedures. The Company's products are used primarily by anesthesiologists, critical care specialists, surgeons, emergency and trauma physicians, cardiologists, interventional radiologists, electrophysiologists, pain management specialists and other health care providers.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of Arrow International, Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified for comparative purposes.

Cash and Cash Equivalents:

The Company considers all highly liquid debt instruments purchased with a maturity of 90 days or less to be cash equivalents. The carrying amount of cash and cash equivalents approximate fair value.

Use of Estimates:

The preparation of these consolidated financial statements requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of its financial statements. The Company bases its estimates on historical experience, actuarial valuations and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Some of those judgments can be subjective and complex and, consequently, actual results may differ from these estimates under different assumptions or conditions. While for any given estimate or assumption made by the Company's management there may be other estimates or assumptions that are reasonable, the Company believes that, given the current facts and circumstances, it is unlikely that applying any such other reasonable estimate or assumption would materially impact the financial statements.

Inventory:

The Company values its inventories at the lower of cost or market. Cost is determined by the "first-in, first-out" (FIFO) method. The Company uses a materials management program for identifying, redeploying and/or destroying slow-moving, inactive or potentially obsolete inventory. An adjustment to fair market value is recorded for all inventory specifically identified as slow-moving, inactive or potentially obsolete. For certain new products, the Company manufactures inventory in anticipation of product launch. As of August 31, 2003, the Company had recorded $6,035 of inventory related to its HemoSonic™ 100 hemodynamic monitoring device, which is significantly greater than the net sales of this product in fiscal 2003. The Company is currently developing changes to this product which it believes should enhance the demand for this product in the marketplace. The Company's inventory is evaluated on an ongoing basis and is adjusted as necessary to accurately reflect current conditions.

Goodwill, Intangible and Other Assets:

Goodwill represents the excess of the cost over the fair value of net assets acquired in business combinations. Currently, the Company operates as a single reporting unit. Goodwill and other "indefinite-lived" assets are not amortized and are subject to the impairment rules of Statement of Financial Accounting Standards No. 142 (SFAS 142) which the Company adopted effective as of September 1, 2001. Goodwill is tested for impairment on an annual basis or upon the occurrence of certain circumstances or events. The Company determines the fair market value of its reporting unit using quoted market rates and cash flow techniques. The fair market value of the reporting unit is compared to the carrying value of the reporting unit to determine if an impairment loss should be calculated. If the book value of the reporting unit exceeds the fair value of the reporting unit, an impairment loss is indicated. The loss is calculated by comparing the fair value of the goodwill to the book value of the goodwill. If the book value of the goodwill exceeds the fair value of goodwill, an impairment loss is recorded. Fair value of goodwill is determined by subtracting the fair value of the identifiable assets of a reporting unit from the fair value of the reporting unit.

Intangible and Other Assets, net include certain assets acquired from business acquisitions and investments and

(In thousands, except share and per share amounts)

are being amortized using the straight-line method over their estimated periods of benefits, from 5-25 years. The Company's management reviews the carrying amount of intangible and other assets at each balance sheet date to assess the continued recoverability based on future gross cash flows and operating results from the related asset, future asset utilization and changes in market conditions. In accordance with SFAS 144 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", long-lived assets and certain identifiable intangibles to be held and used or disposed of are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation is required and a market value is not determinable, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write down to a new basis is required. Impairment will be recorded based on an estimate of future discounted cash flows.

Amortization expense of intangibles for fiscal 2003 was $4,376. Estimated intangible amortization expense for each of the next five succeeding fiscal years is as follows:

Fiscal year ending August 31	Amount
2004	$4,244
2005	4,018
2006	3,995
2007	3,671
2008	2,704

Property, Plant and Equipment:

Property, plant and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using the straight-line method ranging from 3 to 39 years. Upon retirement, sale or other disposition, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is included in operations.

Capitalized Interest:

Interest is capitalized as part of the historical cost of certain property, plant and equipment constructed by the Company for its own use. The amount of interest capitalized is based on a weighted average of the interest rates of outstanding borrowings during the construction period.

Marketable Equity Securities:

Marketable equity securities are carried at fair market value, with unrealized holding gains and losses, net of tax, reported as accumulated other comprehensive income (expense) within shareholders' equity. As stated in Note 19 below, during fiscal 2002, the Company sold its remaining marketable equity securities.

Financial Instruments:

The Company complies with the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 requires that all derivative financial instruments, such as foreign exchange contracts, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of comprehensive income/ (expense)), depending on whether the derivative is being used to hedge changes in fair value, cash flows or foreign currency.

The Company enters into foreign currency forward contracts, which are derivative financial instruments, with major financial institutions to reduce the effect of these foreign currency risk exposures, primarily on U.S. dollar cash inflows resulting from the collection of intercompany receivables denominated in foreign currencies. The Company classifies a portion of certain intercompany receivables as long-term investments. The foreign exchange translation effect related to the investment is reported as accumulated other comprehensive income (expense) within shareholders' equity. Such transactions occur throughout the year and are probable, but not firmly committed.

Foreign currency forward contracts are marked to market each accounting period, and the resulting gains or losses on these contracts are recorded in other income / (expense) in the Company's consolidated statements of income. Realized gains and losses on these contracts are offset by changes in the U.S. dollar value of the foreign denominated assets, liabilities and transactions being hedged. The Company does not use financial instruments for trading or speculative purposes. From time to time, the Company also purchases foreign currency option contracts to hedge anticipated sales in foreign currencies to foreign subsidiaries. The option

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

premiums paid are recorded as assets and amortized over the life of the option. Other than the risk associated with the financial condition of the counterparties, the Company's maximum exposure related to foreign currency options is limited to the premiums paid. The total premiums authorized to be paid in any fiscal year cannot exceed $1,000 pursuant to the terms of the Foreign Currency Management Policy Statement approved by the Company's Board of Directors in fiscal 2001. Gains and losses on purchased option contracts result from changes in intrinsic or time value. Both time value and intrinsic value gains and losses are recorded in shareholders' equity (as a component of comprehensive income/ (expense)) until the period in which the underlying sale by the foreign subsidiary to an unrelated third party is recognized, at which point those deferred gains and losses are recognized in net sales.

Revenue Recognition:
Revenue is recognized by the Company at the time its products are shipped and title has passed to its customer. The Company's net sales represent gross sales invoiced to customers, less certain related charges, including discounts, returns, rebates and other allowances. Such charges are recognized against revenue on an accrual basis. Product returns are permitted. The accrual for product returns is based on the Company's history of actual product returns. To date, product returns have not been material. The Company grants sales rebates to certain distributors upon achievement of agreed upon pricing for sales of the Company's products to hospitals. Incurred but unpaid rebates are accrued by the Company in the period in which they are incurred. The Company's rebate accrual is based on its history of actual rebates paid. The Company's reserves for rebates are reviewed at each reporting period and adjusted to reflect data available at that time. If necessary, the Company will adjust these estimated reserves, which will impact the amount of net product sales revenue recognized by the Company in the period of the adjustments.

Income Taxes:
The Company's effective tax rate differs from the statutory rate primarily as a result of research and development tax credits, the foreign sales corporation deduction and the extraterritorial income tax regime. Because the Company operates in a number of domestic and foreign tax jurisdictions, the statutory rates within these various jurisdictions are considered in determining the Company's overall effective tax rate. Management judgment is required to determine the Company's consolidated provision for income tax expense, deferred income tax balances and any valuation allowances associated with deferred tax assets. The Company's management also considers open statutory periods, current and anticipated audits, and the impact that any adverse adjustments would have on the Company's current and prospective overall effective tax rate.

Deferred tax assets and liabilities are recorded when differences exist between the financial statement carrying amounts and the tax bases of assets or liabilities. The Company regularly reviews its deferred tax assets for recoverability and to date has not established valuation allowances. The Company deems all undistributed earnings of foreign subsidiaries permanently invested and, accordingly, has not established a tax provision for any repatriation of retained earnings in these entities. Undistributed earnings of the Company's foreign subsidiaries amounted to $25,920 and $20,239 at August 31, 2003 and 2002, respectively.

Foreign Currency Translation:
During fiscal 2003, 2002 and 2001, the Company's foreign subsidiaries used their local currency as the functional currency. All assets and liabilities are translated at year-end exchange rates and the adjustments are recorded within accumulated other comprehensive income / (expense) within shareholders' equity. All income and expense accounts are translated at average rates and adjustments from the translation are recorded in accumulated other comprehensive income/ (expense) within shareholders' equity. Foreign currency transaction gains and losses resulting from intercompany receivables denominated in the local currencies are included in other income/(expense) in the consolidated statement of income, and were $99, $156 and $360 for the fiscal years ended August 31, 2003, 2002 and 2001, respectively.

Employee Benefit Plans:
The Company sponsors pension, post-retirement, medical and life insurance plans covering substantially all of its employees who meet the applicable eligibility requirements. The Company uses several actuarial and other statistical factors which attempt to anticipate future

(In thousands, except share and per share amounts)

events in calculating its expense and liability related to these plans. These factors include assumptions about discount rate, expected return on plan assets and rate of future compensation increases, as determined by the Company within specified guidelines. In addition, the Company's actuarial consultants also utilize subjective assumptions, such as withdrawal and mortality rates, to estimate these factors. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences, depending on their magnitude, could have a significant impact on the amount of pension expense recorded by the Company in any particular period.

Earnings/(Loss) Per Share:
Basic earnings/(loss) per common share is computed by dividing net income/(loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings/(loss) per share is computed by dividing net income/(loss) available to common shareholders by the weighted-average number of shares that would have been outstanding if the potentially dilutive common shares had been issued. The diluted earnings/(loss) per share does not assume the exercise of options that would have an antidilutive effect on earnings/(loss) per share.

Cost of Start-up Activities:
The Company expenses the cost of start-up activities and organization costs as incurred.

Computer Software Costs:
The Company records the costs of computer software in accordance with "Statement of Position (SOP) 98-1", "Accounting for the Costs of Computer Software Development or Obtained for Internal Use" issued by the Accounting Standards Executive Committee of the Institute of Certified Public Accountants (AcSec). This statement requires that certain internal-use computer software costs are to be capitalized and amortized over the useful life of the asset. Total cost capitalized under this policy, net of amortization, were $9,544 and $8,227 as of August 31, 2003 and 2002, respectively.

Research and Development:
Research and development costs are expensed as incurred. Research and development costs consist of direct and indirect internal costs related to specific projects as well as fees paid to other entities which conduct certain research activities on behalf of the Company. The costs of materials (whether from the Company's normal inventory or acquired specially for research and development activities) and equipment or facilities that are acquired or constructed for research and development activities and that have alternative future uses (in research and development projects or otherwise) are capitalized as tangible assets when acquired or constructed. The cost of such materials consumed in research and development activities and the depreciation of such equipment or facilities used in those activities are recorded as research and development costs. As of August 31, 2003, the Company had $8,560 of capitalized costs related to the Arrow LionHeart™, the Company's LVAS, of which $4,962 represents inventory of systems intended for commercial use. In the fourth quarter of fiscal 2003, the Company wrote off $3,569 ($2,409 after tax, or $0.05 diluted earnings per share) related to development costs for the second generation of external batteries used in the Arrow LionHeart™. The Company also had $630 of capitalized costs related to the CorAide™ as of August 31, 2003.

Product Liability:
Costs for attorney's fees and indemnification associated with injuries resulting from the use of the Company's products are provided for in setting reserves. The Company provides reserves for product liability by utilizing loss estimates prepared by the primary product liability insurance carrier with adjustments, as appropriate, based upon management's perspective on the ultimate projected claim, giving consideration to the perspective of outside counsel and other relevant factors. The Company records a reserve regarding a particular claim when a loss is known or considered probable and the amount can be reasonably estimated. If a loss is not probable or a probable loss cannot be reasonably estimated, a reserve is not recorded. The Company's primary global product liability insurance policy is on a claims made basis. For fiscal 2003, the Company's deductibles for its primary global product liability insurance policy were increased to $750 per occurrence from $250 in fiscal 2002 for domestic product liability claims, with the Company's annual exposure for such deductibles in any one policy year being increased to $1,500 in fiscal 2003 from $500 in fiscal year 2002.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

Effective for fiscal 2004, the Company's deductibles for its primary global product liability insurance policy were increased to $2,500 per occurrence for domestic product liability claims, with the Company's annual exposure for such deductibles being limited to $5,000 for any one policy year. The policy year runs from September 1 to August 31 and has a $10,000 aggregate limit. The Company also has additional layers of coverage insuring up to $35,000 in annual aggregate losses arising from claims that exceed the primary product liability insurance policy limits. Because deductibles were due to increase when the Company renewed its product liability insurance policy in September 2002, the Company elected to exercise a provision in its current policy that maintains deductibles and limits for unreported claims occurring prior to September 1, 2002 at existing levels for five years.

As a result of the Company's adoption as of May 31, 2003 of the provisions of Statement of Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosures," the Company is required to disclose its policy related to its accounting for its stock option plans. This policy is described below:

The Company previously adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted under SFAS 123, the Company continues to apply the existing accounting rules under APB No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made as if the fair value method in measuring compensation cost for stock options granted subsequent to December 15, 1995 had been applied.

Had compensation expense for stock options granted in fiscal 2003 and 2002 been recorded based on the fair market value at the grant date, the Company's net income and basic and diluted earnings per share, net of related income tax effects, for the periods ended August 31, 2003, 2002, and 2001 would have been reduced to the pro forma amounts indicated in the table below:

	2003	2002	2001
Net income applicable to common shareholders			
As reported	$45,670	$39,000	$46,545
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	$ (1,329)	$ (1,553)	$ (1,332)
Pro forma	$44,341	$37,447	$45,213
Basic earnings per common share			
As reported	$ 1.05	$ 0.89	$ 1.06
Pro forma	$ 1.02	$ 0.86	$ 1.03
Diluted earnings per common share			
As reported	$ 1.04	$ 0.88	$ 1.05
Pro forma	$ 1.01	$ 0.85	$ 1.02

The pro forma effects are not representative of the effects on reported net income for future years, as most of the stock option awards granted by the Company vest in cumulative increments over a period of five years.

2. SPECIAL CHARGES:

The Company incurred a special charge in its fourth quarter of fiscal year 2003 totaling $8,000 ($5,400 after tax, or $0.12 diluted earnings per share.) This special charge was recorded to establish a reserve for a proposed settlement in two related patent infringement lawsuits, which, as previously disclosed, related to certain of the Company's hemodialysis catheter products. In October 2003, the Company reached a settlement in principle for the reserved amount related to these two related patent infringement lawsuits. However, the final terms of this proposed settlement are still under negotiation.

The Company recorded special charges in the fourth quarter of fiscal 2002 amounting to a total of $8,005 ($5,403 after tax, or $0.12 per basic and diluted common share) relating to the matters described below. Intangible assets in the aggregate amount of $4,715 ($3,183 after tax, or $0.07 per basic and diluted common share) were written off relating to purchased technologies the Company has decided not to support for (1) Pullback Atherectomy Catheterization (PAC) ($2,579, $1,741 after tax, or $0.04 per basic and diluted common share), (2) IAB pumping software ($1,532, $1,034 after tax, or $0.02 per basic and diluted common share), and (3)

(In thousands, except share and per share amounts)

microwave ablation technology ($604, $408 after tax, or $0.01 per basic and diluted common share). The Company's special charge relating to the PAC resulted from its discontinuation of support for this development project due to changes in the market outlook for this device. The special charge related to the IAB pumping software resulted from the Company's decision to evaluate a new pump which will not utilize this software. The special charge relating to this microwave ablation resulted from the Company's decision to discontinue its efforts to further develop this technology for treating liver ablation. Also included in the special charge is the write-off of an investment of $2,000 ($1,349 after tax, or $0.03 per basic and diluted common share) in a developer and manufacturer of systems to measure certain cardiac functions due to the developer's uncertain access to future financing and unfavorable financial condition. Finally, due to delay in CE mark approval to sell the Arrow LionHeart™, the Company's fully implantable LVAS, in Europe, the Company incurred $1,290 ($871 after tax, or $0.02 per basic and diluted common share) of manufacturing variances related to systems being produced for market introduction.

3. BUSINESS ACQUISITIONS:

On September 3, 2002, the Company purchased the net assets of its former New York City distributor, Stepic Medical, from Horizon Medical Products for $12,636, which includes the relief from $5,539 of accounts receivable that had been due from this distributor. As of August 31, 2003, pursuant to the asset purchase agreement, the Company had paid in cash the entire $12,636 purchase price for this acquisition. Stepic Medical had been the Company's distributor in the greater New York City area, eastern New York State, and parts of Connecticut and New Jersey since 1977.

This acquisition has been accounted for using the purchase method of accounting. The excess of the purchase price over the estimated fair value of the net assets acquired was approximately $102. Intangible assets acquired of $3,452 are being amortized over a period of five years. The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition. The purchase price for this acquisition was allocated as follows:

Accounts receivable	$10,090
Inventories	6,830
Other current assets	25
Property, plant and equipment	116
Goodwill and intangible assets	3,554
Current liabilities	(7,979)
Total purchase price	$12,636

On November 25, 2002, the Company purchased specified assets and assumed specified liabilities of Diatek, Inc., a company in the business of the development, manufacture and marketing of chronic hemodialysis catheters, for approximately $10,935, subject to post-closing adjustments. As of August 31, 2003, pursuant to the asset purchase agreement, the Company had paid $8,935 in cash and recorded a liability classified as long-term debt of an additional $2,000 for potential purchase price adjustments. The products acquired in the transaction are expected to complement the Company's existing hemodialysis product line. This acquisition has been accounted for using the purchase method of accounting. The purchase price for this acquisition did not exceed the estimated fair value of the net assets acquired and, therefore, no goodwill has been recorded by the Company in connection therewith. Intangible assets acquired of $12,235, consisting primarily of intellectual property rights, are being amortized over a period of 20 years based on the legal life of the underlying acquired technology. An independent valuation firm was used to determine a fair market value of the intangible assets acquired. Pursuant to the asset purchase agreement relating to this transaction, the Company may be required to make royalty payments to Diatek's former owners based on the achievement of specified annual sales levels of certain hemodialysis product lines. Any such payments would begin in fiscal 2004 based on fiscal 2003 sales levels and are being expensed as incurred. The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition. The purchase price for this acquisition was allocated as follows:

Accounts receivable	$ 176
Inventories	423
Property, plant and equipment	179
Intangible assets	12,235
Current liabilities	(2,078)
Total purchase price	$10,935

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

On March 18, 2003, the Company purchased substantially all of the assets of Klein-Baker Medical, Inc., a company doing business as Neo♥Care® in San Antonio, Texas, for approximately $16,540, subject to post-closing adjustments. Neo♥Care® develops, manufactures and markets specialty catheters and related procedure kits to neonatal intensive care units. The Company believes that this acquisition will further enhance its broad line of critical care related products and may serve as the base for possible further expansion of the Company's pediatric product line. As of August 31, 2003, pursuant to the asset purchase agreement, the Company had paid $14,540 in cash and recorded a liability classified as long-term debt of an additional $2,000 for potential purchase price adjustments. This acquisition has been accounted for using the purchase method of accounting. The excess of the purchase price over the estimated fair value of the net assets acquired of $3,793 was recorded as goodwill and will be evaluated for impairment on a periodic basis in accordance with SFAS No. 142. Intangible assets acquired were $8,539 with $7,192 being amortized over a period of 25 years based on the anticipated period in which cash flows are expected. The other intangible asset portion of $1,347 has an indefinite life, which the Company is testing for impairment on an annual basis in accordance with the provisions of SFAS No. 142. An independent valuation firm was used to determine a fair market value of the inventory and intangible assets acquired. The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition. The purchase price for this acquisition was allocated as follows:

Accounts receivable	$ 640
Inventories	2,009
Property, plant and equipment	1,666
Goodwill and intangible assets	12,332
Current liabilities	(107)
Total purchase price	$ 16,540

On July 1, 2003, the Company purchased certain assets of its former Florida-based distributor, IMA, Inc., for $2,276, which includes the relief from $621 of accounts receivable that had been due from this distributor, subject to post-closing adjustments. As of August 31, 2003, pursuant to the asset purchase agreement, the Company had paid in cash $2,150 for this acquisition. As a result of this transaction, the Company is conducting direct sales activity in the territory formerly covered by IMA, Inc.

This acquisition has been accounted for using the purchase method of accounting. The purchase price for this acquisition did not exceed the estimated fair value of the net assets acquired and, therefore, no goodwill has been recorded by the Company in connection therewith. Intangible assets acquired of $1,843 are being amortized over a period of five years. The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition. The purchase price for this acquisition was allocated as follows:

Accounts receivable	$ 310
Inventories	744
Intangible assets	1,843
Current liabilities	(621)
Total purchase price	$ 2,276

As part of the Company's 1998 purchase of assets of the cardiac assist division of C.R. Bard, Inc. the Company also agreed to acquire specified assets and assume specified liabilities of the Belmont Instruments Corporation for $7,295 based on the achievement of certain milestones. The Company paid $2,250 in fiscal 2000, $3,545 in fiscal 2001, and $1,000 in fiscal 2002 for achievement of milestones during these periods. During fiscal 2003, the Company paid $500,000 to Belmont for achievement of the final two milestones representing the seventh and eighth quarterly installments of $250 payable by the Company (which payments commenced in April 2001). With these two payments, the Company has completed its payment obligations to Belmont pursuant to the asset purchase agreement and, as of August 31, 2003, no longer owes any amounts to Belmont.

Pro forma amounts are not presented as the acquisitions described above did not have any material effect on the Company's results of operations or financial condition for any of the years presented.

4. STOCK OPTION PLANS:

The Company has adopted three stock plans, the 1992 Stock Incentive Plan (the "1992 Plan"), which was adopted on April 1, 1992, the Directors Stock Incentive

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

Plan, as amended (the "Directors Plan"), which was approved by the Company's shareholders on January 17, 1996 with amendments thereto approved by the shareholders on January 19, 2000, and the 1999 Stock Incentive Plan (the "1999 Plan"), which was approved by the shareholders on June 19, 2000. The 1992 and 1999 Plans authorize the granting of stock options, stock appreciation rights and restricted stock. The Directors Plan authorizes the granting of a maximum of 300,000 non-qualified stock options. Under the Directors Plan, members of the Board of Directors of the Company and its subsidiaries are eligible to participate if they are not also employees or consultants of the Company or its subsidiaries, and do not serve on the Board of Directors as representatives of the interest of shareholders who have made an investment in the Company. The Directors Plan authorizes an initial grant of an option to purchase 10,000 shares of common stock upon each eligible director's initial election to the Board of Directors and the grant of an additional option to purchase 3,000 shares of common stock on the date each year when directors are elected to the Board of Directors. The Company follows the provision of Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees", and related interpretations, which require compensation expense for options to be recognized only if the market price of the underlying stock exceeds the exercise price on the date of grant. Accordingly, the Company has not recognized compensation expense for its options granted during the 2003, 2002 and 2001 fiscal years.

In fiscal 2003 and 2002, options to purchase 16,000 and 1,108,830 shares, respectively, of the Company's common stock were granted to key employees of the Company pursuant to the 1999 Plan. The option price per share ranged from $17.78 to $20.53 in fiscal 2003 and ranged from $18.37 to $21.47 in fiscal 2002. These amounts represent the fair market value of the common stock of the Company on the dates the options were granted. The options expire ten years from the grant date. The options vest ratably over five years at one year intervals from the grant date and become exercisable at any time once vested.

On January 15, 2003, January 16, 2002 and January 17, 2001, options to purchase 24,000, 24,000 and 27,000 shares, respectively, of the Company's common stock were granted to directors of the Company pursuant to the Directors Plan. The option price per share for the 2003, 2002 and 2001 awards was $20.53, $20.62 and $18.25, respectively, equal to the fair market value of the common stock of the Company on the dates the options were granted. The options expire ten years from the grant date. The options vest fully one year from the grant date and become exercisable at any time once vested.

Stock option activity for the years ended August 31, 2003, 2002 and 2001 is summarized below:

	Shares FY 2003	Weighted Average Exercise Price	Shares FY 2002	Weighted Average Exercise Price	Shares FY 2001	Weighted Average Exercise Price
Outstanding at September 1	2,414,510	$16.75	1,581,720	$15.33	1,605,420	$15.20
Granted	40,000	$20.11	1,132,830	$18.73	67,000	$18.55
Exercised	(76,130)	$16.43	(200,200)	$16.79	(19,140)	$15.12
Terminated	(60,120)	$17.24	(99,840)	$16.52	(71,560)	$15.03
Outstanding at August 31	2,318,260	$16.81	2,414,510	$16.76	1,581,720	$15.33
Exercisable at August 31	1,293,686	$15.84	930,360	$15.45	826,232	$15.95

(In thousands, except share and per share amounts)

Stock options outstanding at August 31, 2003 are summarized below:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$12.56 - $17.50	999,890	5.32	$14.15	852,316	$14.25
$17.51 - $21.47	1,318,370	7.34	$18.82	441,370	$18.91
	2,318,260			1,293,686	

The Company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". As permitted under SFAS 123, the Company continues to apply the existing accounting rules under APB No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made as if the fair value method in measuring compensation cost for stock options granted subsequent to December 15, 1995 had been applied.

The per share weighted average value of stock options granted in fiscal 2003, 2002 and 2001 was $8.30, $9.08 and $9.35, respectively. The fair value was estimated as of the grant date using the Black-Scholes option pricing model with the following average assumption:

	2003	2002	2001
Risk-free interest rate	2.68%	2.98%	4.70%
Dividend yield	1.72%	0.74%	0.71%
Volatility factor	44.55%	22.07%	24.34%
Expected lives	5 years	4 years	4 years

Had compensation expense for stock options granted in fiscal 2003, 2002 and 2001 been recorded based on the fair market value at the grant date, the Company's net income and basic and diluted earnings per share, net of income tax effects, for the years ended August 31, 2003, 2002 and 2001 would have been reduced to the pro forma amounts indicated below:

	2003	2002	2001
Net income applicable to common shareholders			
As reported	$ 45,670	$ 39,000	$ 46,545
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	$ (1,329)	$ (1,553)	$ (1,332)
Pro forma	$ 44,341	$ 37,447	$ 45,213
Basic earnings per common share			
As reported	$ 1.05	$ 0.89	$ 1.06
Pro forma	$ 1.02	$ 0.86	$ 1.03
Diluted earnings per common share			
As reported	$ 1.04	$ 0.88	$ 1.05
Pro forma	$ 1.01	$ 0.85	$ 1.02

The pro forma effects are not representative of the effects on reported net income for future years, as most of the stock option awards granted by the Company vest in cumulative increments over a period of five years.

5. RELATED PARTY TRANSACTIONS:

During fiscal 2003 and 2002, the Company made purchases amounting to $121 and $89, respectively, of products from Precision Medical Products, Inc. ("PMP"), a former subsidiary of Arrow Precision Products, Inc. ("Precision"), currently owned by certain former management employees of Precision, including T. Jerome Holleran, who serves as PMP's Chairman and as Secretary and a Director of the Company. Precision was related to the Company through common ownership until it was dissolved on May 1, 2002.

In September 2001, Stepic Medical, the Company's New York City distributor, hired as its president the Company's former Vice-President of Domestic Sales (who had resigned from the Company in February 1999) and who is also the spouse of the Company's current Vice-President and General Manager of Neo♥Care®. At

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

such time, the Company changed management responsibility for this distributor so that the Company's manager of its Critical Care Business directly oversees all transactions between the Company and this distributor. Transactions between the Company and this distributor were on terms and at prices that the Company believes were customary in the marketplace. During fiscal 2002, the Company recorded $10,372 of net sales to Stepic Medical, which included a $1,765 charge against net sales related to the increase in the dealer rebate reserve. On September 3, 2002, the Company purchased the net assets of this distributor, as discussed in Note 3 of these Notes to Consolidated Financial Statements. The President of Stepic Medical was not hired by the Company. The acquisition was consummated in terms customary in the market place and were at arms-length.

6. RENT EXPENSE:

The Company leases certain warehouses and production facilities, office equipment and vehicles under leases with varying terms.

Rent expense under operating leases totaled $5,344, $4,467 and $4,328 for fiscal years ended August 31, 2003, 2002 and 2001, respectively. Following is a schedule by year showing future minimum rentals under operating leases.

Year Ending August 31,	Total
2004	$ 4,449
2005	3,362
2006	1,589
2007	654
2008	422
Thereafter	1,045
	$ 11,521

7. INVENTORIES:

Inventories are summarized as follows:

August 31,	2003	2002
Finished goods	$ 31,204	$ 27,425
Semi-finished goods	22,223	23,054
Work-in-process	8,933	8,478
Raw materials	28,089	26,989
	$ 90,449	$ 85,946

8. CREDIT FACILITIES:

To provide additional liquidity and flexibility in funding its operations, the Company from time to time also borrows amounts under credit facilities and other external sources of financing. At both August 31, 2003 and 2002, the Company had a revolving credit facility providing a total of $65,000 in available revolving credit for general business purposes. At August 31, 2003 and 2002, the Company had $18,918 and $6,250 outstanding under this credit facility, respectively, all of which is owed by its foreign subsidiaries. Under this credit facility, the Company is required to comply with the following financial covenants: maintain a ratio of total liabilities to tangible net worth (total assets less total liabilities and intangible assets) of no more than 1.5 to 1 and a cash flow coverage ratio of 1.25 to 1 or greater; a limitation on certain mergers, consolidations and sales of assets by the Company or its subsidiaries; a limitation on the Company's and its subsidiaries' incurrence of liens; and a requirement that the lender approve the incurrence of additional indebtedness unrelated to the revolving credit facility when the aggregate principal amount of such new additional indebtedness exceeds $75,000. This credit facility was amended in fiscal 2003 to increase the approval limit from $50,000 to $75,000 for the requirement that the lender approve the incurrence of additional indebtedness unrelated to the revolving credit facility. At August 31, 2003 and 2002, the Company was in compliance with all such covenants. Failure to remain in compliance with these covenants could trigger an acceleration of the Company's obligation to repay all outstanding borrowings under this credit facility.

Certain other subsidiaries of the Company had revolving credit facilities totaling the U.S. dollar equivalent of $17,970 and $20,694, of which $9,413 and $9,882 were outstanding as of August 31, 2003 and 2002, respectively. In addition, during fiscal 2003, the Company entered into a short-term note payable with IMA, Inc. for $100 related to a non-compete arrangement pursuant to the Company's acquisition of this business on July 1, 2003.

Interest rate terms for both U.S. and foreign bank credit facilities are based on either bids provided by the lender or the prime rate, London Interbank Offered Rates (LIBOR) or Certificate of Deposit Rates, plus applicable margins. Certain of these borrowings, primarily those with U.S. banks, are due on demand. Interest is payable monthly during the revolving credit period. At August 31, 2003 and 2002, the

(In thousands, except share and per share amounts)

weighted average interest rates on short-term borrowings were 2.2% and 2.2% per annum, respectively. Combined borrowings under these facilities increased $12,299 during fiscal year 2003 due primarily to the Company's refinancing associated with its Czech Republic subsidiary.

9. ACCRUED COMPENSATION:

The components of accrued compensation at August 31, 2003 and 2002 are as follows:

	2003	2002
Accrued vacation pay	$ 4,359	$ 3,431
Accrued payroll	5,664	2,919
Other	661	405
	$ 10,684	$ 6,755

10. ACCRUED LIABILITIES:

The components of accrued liabilities of August 31, 2003 and 2002 are as follows:

	2003	2002
Accrued professional fees	$10,144	$2,496
Other	11,456	9,590
	$21,600	$12,086

11. LONG-TERM DEBT:

Long-term debt consists of the following:

August 31,	2003	2002
Note payable to Klein-Baker Medical, Inc. in March 2005, plus interest at a variable rate based upon LIBOR plus 2.00%	$ 2,000	$ –
Note payable to Diatek, Inc. in November 2004, plus interest at a variable rate based upon LIBOR plus 2.00%, offset by certain charges owed to the Company by the former owners of Diatek, Inc.	1,735	–
Industrial Development Authority Bonds, $3,500 face amount, subject to mandatory annual sinking fund payments of $300 from December 1999 through December 2003; plus interest at a variable rate ranging from 1.00% to 2.35% in 2003 and from 1.50% to 2.95% in 2002.	$ 300	$ 600
Total debt	4,035	600
Less current maturities	300	300
	$ 3,735	$ 300

The Industrial Development Authority Bonds are collateralized by a $311 letter of credit and the Company's headquarters, research and development, and manufacturing facility in Reading, PA. The Company also has a U.S. dollar equivalent of irrevocable standby letters of credit totaling $1,256 related to subsidiary indebtedness and workers compensation insurance coverage and foreign performance bonds. The annual commitment fees associated with the letters of credit were 0.70% per annum at August 31, 2003.

Following is a schedule by year showing the remaining maturities of long-term debt:

Year Ending August 31,	Total
2004	$ 300
2005	3,735
Total	$ 4,035

Total interest costs for fiscal 2003, 2002 and 2001 were $618, $845 and $2,995, respectively, of which $0, $218 and $911, respectively, were capitalized.

At August 31, 2003 and 2002, the carrying amount of long-term debt approximated fair value.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

12. INCOME TAXES:

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance.

The provision (benefit) for income taxes consists of:

2003	Federal	State	Foreign	Total
Current	$ 14,928	$ 665	$ 2,829	$ 18,422
Deferred	2,799	267	(240)	2,826
	$ 17,727	$ 932	$ 2,589	$ 21,248

2002	Federal	State	Foreign	Total
Current	$ 18,242	$ 772	$ 1,856	$ 20,870
Deferred	(1,940)	(300)	147	(2,093)
	$ 16,302	$ 472	$ 2,003	$ 18,777

2001	Federal	State	Foreign	Total
Current	$ 18,479	$ 1,050	$ 1,578	$ 21,107
Deferred	1,511	234	73	1,818
	$ 19,990	$ 1,284	$ 1,651	$ 22,925

Research and development tax credits were $600, $450 and $443 in fiscal 2003, 2002 and 2001, respectively. The Company's research and development tax credits are currently being audited by the I.R.S.

The following deferred taxes and balance sheet classifications are recorded as of August 31, 2003 and 2002:

	2003	2002
Deferred tax assets (liabilities):		
Accounts receivable	$ 274	$ 746
Inventories	5,294	3,783
Capital loss carryforward	3,392	1,994
Property, plant and equipment	(9,231)	(6,588)
Intangible assets	5,020	9,968
Accrued liabilities	(10,729)	(4,804)
Accrued compensation	1,095	924
Postretirement benefits other than pensions	3,755	3,509
	$ (1,130)	$ 9,532
Balance Sheet classification:		
Current deferred tax assets	$ 7,011	$ 5,377
Non-current deferred tax assets/(liabilities)	(8,141)	4,155
	$ (1,130)	$ 9,532

(In thousands, except share and per share amounts)

The Company has capital loss carryforwards related to marketable securities sales of $8,845 at August 31, 2003 that expire on August 31, 2006. Management considers projected future taxable income and tax planning strategies in assessing the need for valuation allowances that reduce deferred tax assets. Based upon historical taxable income and tax planning strategies that may be implemented in the future, management believes it is more likely than not that the Company will realize the benefits of these capital loss carryforwards as of August 31, 2003.

The Company's intercompany pricing to an international subsidiary is currently being audited. The Company believes that any tax assessment will be resolved through competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between tax authorities in different countries.

The Company recorded the impact of changes in deferred tax assets associated with the intercompany profits in the ending inventory of foreign subsidiaries as a component of cost of sales through May 2002 in accordance with Accounting Research Bulletin No. 51 ("ARB 51"). In order to record all income tax expense or benefit in the income tax provision, beginning in June, 2002, the impact of these changes are classified as a component of deferred income tax expense.

The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate expressed as a percentage of income from operations before income taxes:

	2003	2002	2001
Statutory federal income tax rate	35.0 %	35.0 %	35.0 %
State income taxes, net of federal benefit	1.0	0.5	1.2
Foreign statutory tax rates differential	0.8	0.4	0.6
Foreign sales corporation – ETI (Extra Territorial Income Exclusion)	(4.2)	(3.4)	(3.2)
Research and development tax credit	(1.6)	(0.8)	(0.6)
Other	0.8	0.8	–
Effective tax rate	31.8 %	32.5 %	33.0 %

13. RETIREMENT BENEFITS:

Pension Plans:

The Company has three noncontributory pension plans that cover substantially all employees. Benefits under the plans are based upon an employee's compensation and years of service and, where applicable, the provisions of negotiated labor contracts. It is the Company's policy to make contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations plus such additional amounts, if any, as the Company's actuarial consultants advise to be appropriate. The projected unit credit method is utilized for determination of actuarial amounts.

Plan assets consist principally of U.S. government securities, short-term investments, other equity securities and cash equivalents.

On September 1, 2000, the Company established a Defined Benefit Supplemental Executive Retirement Plan to provide pension benefits to selected executives and retired executives/directors of the Company. The plan is unfunded and the benefits provided under the plan are intended to be in addition to other employee retirement benefits offered by the Company, including but not limited to tax-qualified employee retirement plans. The accumulated benefit obligation for this pension plan, which exceeds plan assets, was $3,952 and $3,948 at August 31, 2003 and 2002, respectively.

Postretirement Benefits Other Than Pensions:

The Company provides limited amounts of postretirement health and life insurance benefit plan coverage for some of its employees. The determination of the cost of postretirement health benefit plans is based on comprehensive hospital, medical, surgical and dental benefit provisions ("Other Benefits"). The determination of the cost of postretirement life insurance benefits is based on stated policy amounts.

The following summarizes the Company's benefit obligations, changes in plan assets and funded status:

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

	Pension Benefits		Other Benefits	
	August 31,		August 31,	
	2003	2002	2003	2002
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 64,369	$ 57,616	$ 9,849	$ 7,740
Service cost	2,743	2,935	319	233
Interest cost	4,335	4,062	795	544
Amendments	1,649	–	–	–
Actuarial loss	4,679	1,684	2,594	1,489
Benefits paid	(2,293)	(1,928)	(544)	(157)
Benefit obligation at end of year	$ 75,482	$ 64,369	$ 13,013	$ 9,849

	Pension Benefits		Other Benefits	
	August 31,		August 31,	
	2003	2002	2003	2002
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 58,811	$ 64,768	$ –	$ –
Actual return on plan assets	6,234	(6,534)	–	–
Transfer of investment income	–	(50)	–	–
Employer contributions	15,475	2,555	544	157
Benefits paid	(2,293)	(1,928)	(544)	(157)
Fair value of plan assets at end of year	$ 78,227	$ 58,811	$ –	$ –

	Pension Benefits		Other Benefits	
	August 31,		August 31,	
	2003	2002	2003	2002
Funded status	$ 2,745	$ (5,558)	$ (13,013)	$ (9,849)
Unrecognized net actuarial loss	17,401	12,968	3,695	1,205
Unrecognized prior service cost	9,924	8,941	(375)	(459)
Unrecognized transition obligation (asset)	(296)	(403)	582	631
Unrecognized plan acquisition differential	1,173	1,322	(433)	(462)
Prepaid (accrued) benefit cost	$ 30,947	$ 17,270	$ (9,544)	$ (8,934)

	Pension Benefits		Other Benefits	
	August 31,		August 31,	
	2003	2002	2003	2002
Amounts recognized in the statement of financial position consist of:				
Prepaid benefit cost	$ 32,016	$ 18,297	$ –	$ –
Accrued benefit liability	(3,952)	(7,015)	(9,544)	(8,934)
Intangible asset	2,772	4,535	–	–
Accumulated other comprehensive income	111	1,453	–	–
Net amount recognized	$ 30,947	$ 17,270	$ (9,544)	$ (8,934)

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with plan assets in excess of accumulated benefit obligations were $71,517, $61,267 and $78,227 for 2003, respectively, and $60,269, $51,062 and $58,811 for 2002, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $3,965, $3,952 and $0 for 2003, respectively, and $4,100, $3,948 and $0 for 2002, respectively.

	Pension Benefits			Other Benefits		
		August 31,			August 31,	
Weighted–average assumptions as of	2003	2002	2001	2003	2002	2001
Discount rate	6.50%	7.00%	7.25%	6.50%	7.00%	7.25%
Expected return on plan assets	9.00%	11.00%	11.00%	N/A	N/A	N/A
Rate of compensation increase	4.00%	4.00%	4.00%	N/A	N/A	N/A
Health care cost trend rate:						
Initial trend rate	N/A	N/A	N/A	12.00%	8.00%	8.50%
Ultimate trend rate	N/A	N/A	N/A	5.00%	5.00%	5.00%
Years until ultimate trend is reached	N/A	N/A	N/A	11	6	7

	Pension Benefits			Other Benefits		
Components of net periodic (benefit)		August 31,			August 31,	
cost for the fiscal years ended	2003	2002	2001	2003	2002	2001
Service cost	$2,743	$2,935	$2,506	$319	$233	$224
Interest cost	4,336	4,062	3,751	795	544	517
Expected return on plan assets	(6,492)	(7,094)	(7,625)	–	–	–
Amortization of prior service costs	665	665	665	(84)	(84)	(84)
Amortization of transition obligation (asset)	(107)	(107)	(107)	49	49	49
Amortization of net actuarial (gain) loss	503	(13)	(853)	104	(1,436)	(1,043)
Plan acquisition differential	150	150	150	(29)	(29)	(29)
Net periodic (benefit) cost	$1,798	$598	($1,513)	$1,154	($723)	($366)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care costs trend rates would have the following effects:

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$ 130	$ (105)
Effect on postretirement benefit obligation	$ 1,312	$ (1,071)

Savings Plan:

The Company has a defined contribution savings plan that covers substantially all of its eligible U.S. employees. The purpose of the plan is generally to provide additional financial security to employees during retirement. Participants in the savings plan may elect to contribute, on a before-tax basis, a certain percent of their annual earnings with the Company matching a portion of these contributions. Expense under the plan related to the Company's matching contribution was $1,024, $1,064 and $1,117 for fiscal 2003, 2002 and 2001, respectively.

In fiscal 2001, this plan was amended to, among other things, permit the Company to begin contributing to each eligible participant's 401(k) plan account an additional amount equal to 1% of each participant's

(In thousands, except share and per share amounts)

monthly compensation in the form of vested shares of Arrow common stock. This stock contribution program resulted in additional expense to the Company of $716, $718 and $176 for fiscal 2003, 2002 and 2001, respectively.

14. SEGMENT REPORTING:

The Company operates as a single reportable segment. The Company operates in four main geographic regions, therefore, information about products and geographic areas is presented below.

The following table provides information about the Company's sales by product category:

	2003		2002		2001	
	Critical Care	*Cardiac Care*	*Critical Care*	*Cardiac Care*	*Critical Care*	*Cardiac Care*
Sales to External customers	$323,500	$56,900	$284,000	$ 56,800	$276,100	$ 57,900

The following tables presents information about geographic areas:

2003	United States	Asia and Africa	Europe	Other Foreign	Eliminations	Consolidated
Sales to unaffiliated customers	$ 249,900	$ 51,200	$ 60,400	$ 18,900	$ –	$ 380,400
Long-lived assets at August 31	$ 330,129	$ 2,127	$ 38,984	$ 1,980	$ (121,203)	$ 252,017

2002	United States	Asia and Africa	Europe	Other Foreign	Eliminations	Consolidated
Sales to unaffiliated customers	$ 223,300	$ 48,100	$ 50,100	$ 19,300	$ –	$ 340,800
Long-lived assets at August 31	$ 285,280	$ 2,194	$ 38,364	$ 2,309	$ (113,181)	$ 214,966

2001	United States	Asia and Africa	Europe	Other Foreign	Eliminations	Consolidated
Sales to unaffiliated customers	$ 220,000	$ 49,000	$ 48,000	$ 17,000	$ –	$ 334,000
Long-lived assets at August 31	$ 300,988	$ 3,533	$ 32,347	$ 2,599	$ (112,549)	$ 226,918

15. FINANCIAL INSTRUMENTS:

During fiscal 2003 and 2002, the percentage of the Company's sales invoiced in currencies other than U.S. dollars was 22.7% and 21.9%, respectively. In addition, a small part of the Company's cost of goods sold is denominated in foreign currencies. The Company enters into foreign currency forward contracts, which are derivative financial instruments, with major financial institutions to reduce the effect of these foreign currency risk exposures, primarily on U.S. dollar cash inflows resulting from the collection of intercompany receivables denominated in foreign currencies. Such transactions occur throughout the year and are probable, but not firmly committed. Foreign currency forward contracts are marked to market each accounting period, and the resulting gains or losses on these contracts are recorded in other income / expense of the Company's consolidated statements of income. Realized gains and losses on these contracts are offset by the changes in the U.S. dollar value of the foreign denominated assets, liabilities and transactions being hedged. The Company

(In thousands, except share and per share amounts)

does not use financial instruments for trading or speculative purposes. The Company expects to continue to utilize foreign currency forward contracts to manage its exposure, although there can be no assurance that the Company's efforts in this regard will be successful.

The Company's exposure to credit risk consists principally of trade receivables. Hospitals and international dealers account for a substantial portion of trade receivables and collateral is generally not required. The risk associated with this concentration is limited due to the Company's ongoing credit review procedures.

At August 31, 2003, the Company had foreign currency forward contracts to sell foreign currencies which mature at various dates through November 2003. The following table identifies foreign currency forward contracts to sell foreign currencies at August 31, 2003 and 2002 as follows:

	August 31, 2003		August 31, 2002	
	Notional Amounts	Fair Market Value	Notional Amounts	Fair Market Value
Foreign currency: (U.S. Dollar Equivalents)				
Japanese yen	$ –	$ –	$ 1,471	$ 1,480
Canadian dollars	424	432	318	320
Euro	4,345	4,393	3,441	3,424
Mexican peso	627	626	793	792
African rand	396	404	192	187
	$ 5,792	$ 5,855	$ 6,215	$ 6,203

At August 31, 2003, the Company also had foreign currency forward contracts to buy foreign currencies which mature at various dates through September 2003. The following table identifies foreign currency forward contracts to buy foreign currencies at August 31, 2003 and August 31, 2002 as follows:

	August 31, 2003		August 31, 2002	
	Notional Amounts	Fair Market Value	Notional Amounts	Fair Market Value
Foreign currency: (U.S. Dollar Equivalents)				
Czech koruna	$ 672	$ 677	$ 3,848	$ 3,879

From time to time, the Company purchases foreign currency option contracts to hedge anticipated sales in foreign currencies to foreign subsidiaries. The option premiums paid are recorded as assets and amortized over the life of the option. Other than the risk associated with the financial condition of the counterparties, the Company's maximum exposure related to foreign currency options is limited to the premiums paid. The total premiums authorized to be paid in any fiscal year cannot exceed $1,000 pursuant to the terms of the Foreign Currency Management Policy Statement as approved by the Company's Board of Directors in fiscal 2001. Gains and losses on purchased option contracts result from changes in intrinsic or time value. Both time value and intrinsic value gains and losses are recorded in shareholders' equity (as a component of comprehensive income/(expense)) until the period in which the underlying sale by the foreign subsidiary to an unrelated third party is recognized, at which point those deferred gains and losses are recognized in net sales. During fiscal 2003 and 2002, the Company recognized a time value loss of $0 and $46, respectively, against net sales offset by the recognition of intrinsic value gains of $294 and $536, respectively. At August 31, 2003, the Company had no unrealized holding gains or losses related to these foreign currency option contracts. At August 31, 2002, the Company had an unrealized holding loss of $286 related to these foreign currency option contracts. The Company had no foreign currency option contracts outstanding at August 31, 2003. The following table identifies foreign currency option contracts at August 31, 2003 and August 31, 2002 as follows:

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

	August 31, 2003		August 31, 2002	
	Premium Paid	Fair Market Value	Premium Paid	Fair Market Value
Foreign currency: (U.S. Dollar Equivalents)				
Japanese yen	$ –	$ –	$ 188	$ 8

16. CONTINGENCIES:

The Company is a party to certain legal actions, including product liability matters, arising in the ordinary course of its business. From time to time, the Company is also subject to legal actions involving patent and other intellectual property claims.

The Company had currently been a defendant in two related lawsuits alleging that certain of its hemodialysis catheter products infringe patents owned by or licensed to the plaintiffs. A trial date for these actions had been set for September 29, 2003. On the trial date, the judge exhorted both parties to settle out of court. During the fourth quarter of fiscal 2003, the Company established a reserve of $8,000 in anticipation of reaching a settlement for these two related lawsuits. In October 2003, the Company reached a settlement in principle with the plaintiffs for the reserved amount. However, the final terms of this proposed settlement are still under negotiation.

A product liability lawsuit against the Company tried before a jury in Arkansas state court resulted in a judgment against the Company in May 2001 for $175 in compensatory and $4,000 in punitive damages. In February 2003, the Company's appeal from this judgment to the Arkansas state court of appeals was unsuccessful. In April 2003, the Company's petition to the Arkansas Supreme Court to hear the appeal of the state court of appeals' decision was denied. In February 2003, the Company was successful in defending an action brought by its insurer seeking a judicial declaration that it would not be obligated to indemnify the Company for the punitive damages portion of the judgment. As a result, all compensatory and punitive damages resulting from this product liability lawsuit were covered by the Company's primary and excess product liability insurance policies, other than deductibles of $250 then in effect under such insurance policies.

The Company is also currently a defendant in a lawsuit in which the plaintiff alleges that the Company's Cannon-Cath' split-tip hemodialysis catheters, which were acquired as part of the Company's acquisition in November 2002 of specified assets of Diatek, Inc., infringe a patent owned by or licensed to the plaintiffs. In November 2003, this lawsuit was stayed pending the U.S. Patent and Trademark Office's ruling on its re-examination of the patent at issue, which is not expected to occur until after fiscal 2004. Based on information presently available to the Company, the Company believes that its products do not infringe any valid claim of the plaintiff's patent and that, consequently, it has meritorious legal defenses with respect to this action and is vigorously contesting it.

Although the ultimate outcome of any of these actions is not expected to have a material adverse effect on the Company's business or financial condition, whether an adverse outcome in any of these actions would materially adversely affect the Company's reported results of operations in any future period cannot be predicted with certainty.

17. STOCK SPLIT:

During the fourth quarter of fiscal 2003, the Company approved a two-for-one split of its common stock effected on August 15, 2003, which was distributed to all stockholders of record on August 1, 2003. The Company retained the rate of its quarterly cash dividends, which resulted in the doubling of its quarterly dividend. The accompanying financial statements and related footnotes, including all share and per share amounts, have been adjusted to reflect these actions.

18. NEW ACCOUNTING STANDARDS:

Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", was issued in December 2002. This statement provides companies with two additional alternative transition methods for recognizing a company's voluntary decision to change its method of accounting for stock-based employee compensation to the fair-value method. It also

continued

(In thousands, except share and per share amounts)

amends the existing disclosure requirements of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation". The transition guidance and provisions of this statement for annual disclosures are effective for fiscal years ending after December 15, 2002. The provisions for interim-period disclosures are effective for financial reports that contain financial statements for interim periods beginning after December 15, 2002. As of August 31, 2003, the Company has adopted the interim period and annual disclosure requirements of this statement.

Financial Accounting Standard No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" was issued in April 2003. This statement amends and clarifies accounting and reporting for derivative instruments embedded in other contracts and for hedging activities under Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities." The provisions of this statement are effective for all contracts entered into or modified after June 30, 2003.

19. SALE OF SECURITIES:

Proceeds from the Company's sale of marketable securities of a medical device company available for sale were $2,540 for fiscal 2002. Gains on the sale of these securities in fiscal 2002 amounted to $1,703, and were included in selling, general and administrative expenses in the Company's consolidated statements of income.

20. SALE OF IMPLANTABLE DRUG INFUSION PUMP BUSINESS:

On April 1, 2002, the Company completed the sale of substantially all of the assets of its implantable drug infusion pump business for a sales price of $13,000 in cash pursuant to an asset purchase agreement dated as of March 1, 2002. An estimated loss on the sale was recorded in the second quarter of fiscal 2002, during which period the Company's Board of Directors authorized the transaction. The transaction was accounted for as a sale of a non-integrated portion of a reporting unit, as defined by SFAS 142. After further adjustments to the estimated loss were made in the third and fourth quarters of fiscal 2002, the loss before tax on the transaction was $1,226 (after taxes, such loss was $828, or $0.02 per basic and diluted common share), and was included in selling, general and administrative expenses in the Company's consolidated statements of income.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

21. SUMMARY OF QUARTERLY RESULTS (UNAUDITED):

Quarterly financial results for the year ended August 31, 2003 are as follows:

	Quarter			
	11/30/02	**2/28/03**	**5/31/03**	**8/31/03**
Net sales	$ 88,839	$ 92,757	$ 96,949	$101,831
Cost of goods sold	45,395	47,019	47,756	50,076
Gross profit	43,444	45,738	49,193	51,755
Operating expenses				
Research, development and engineering	6,072	6,409	6,329	9,360
Selling, general and administrative	20,186	21,735	22,649	24,784
Special charge*	-	-	-	8,000
Operating income	17,186	17,594	20,215	9,611
Other expenses (income)	277	(71)	(1,157)	(1,361)
Income before income taxes	16,909	17,665	21,372	10,972
Provision for income taxes	5,495	5,741	6,946	3,066
Net income	$ 11,414	$ 11,924	$ 14,426	$ 7,906
Basic earnings per common share	$ 0.26	$ 0.28	$ 0.33	$ 0.18
Diluted earnings per common share	$ 0.26	$ 0.27	$ 0.33	$ 0.18
Weighted average shares used in computing basic earnings per common share	43,722	43,384	43,231	43,263
Weighted average shares used in computing diluted earnings per common share	43,879	43,742	43,667	43,807

*** In the fourth quarter of fiscal 2003, the Company recorded a special charge (see Note 2 – "Special Charges" above).**

All historical share and per share amounts have been adjusted to reflect the two-for-one split of the Company's common stock and the doubling of its quarterly dividend effected on August 15, 2003.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

21. SUMMARY OF QUARTERLY RESULTS (UNAUDITED): (CONTINUED)

Quarterly financial results for the year ended August 31, 2002 are as follows:

	Quarter			
	11/30/01	2/28/02	5/31/02	8/31/02
Net sales	$ 84,202	$ 85,826	$ 86,712	$ 84,019
Cost of goods sold	40,495	41,458	43,378	44,294
Gross profit	43,707	44,368	43,334	39,725
Operating expenses				
Research, development and engineering	6,730	6,389	6,854	6,192
Selling, general and administrative	19,069	18,784	19,611	20,942
Special charges*	–	–	–	8,005
Operating income	17,908	19,195	16,869	4,586
Other expenses (income)	255	380	(25)	171
Income before income taxes	17,653	18,815	16,894	4,415
Provision for income taxes	5,737	6,115	5,491	1,434
Net income	$ 11,916	$ 12,700	$ 11,403	$ 2,981
Basic earnings per common share	$ 0.27	$ 0.29	$ 0.26	$ 0.07
Diluted earnings per common share	$ 0.27	$ 0.29	$ 0.25	$ 0.07
Weighted average shares used in computing basic earnings per common share	43,783	43,724	43,856	43,938
Weighted average shares used in computing diluted earnings per common share	44,054	44,134	44,444	44,210

*** In the fourth quarter of fiscal 2002, the Company recorded a special charge (see Note 2 – "Special Charges" above).**

All historical share and per share amounts have been adjusted to reflect the two-for-one split of the Company's common stock and the doubling of its quarterly dividend effected on August 15, 2003.

22. EARNINGS PER SHARE:

The following is a reconciliation of weighted average common shares outstanding to weighted average common shares outstanding assuming dilution used in the calculation of earnings per share for the fiscal years ended August 31, 2003, 2002 and 2001:

	2003	2002	2001
Average common shares outstanding	43,399,363	43,825,856	43,990,788
Common shares issuable(1)	373,890	385,226	249,946
Average common shares outstanding assuming dilution	43,773,253	44,211,082	44,240,734

(1) Issuable primarily under stock option plans.

All historical share and per share amounts have been adjusted to reflect the two-for-one split of the Company's common stock and the doubling of its quarterly dividend effected on August 15, 2003.

Selected Consolidated Financial Data

(In thousands, except share and per share amounts)

The following selected consolidated financial data for the years ended August 31, 2003, 2002, 2001, 2000 and 1999 have been derived from the Company's audited consolidated financial statements. The consolidated financial statements of the Company as of August 31, 2003 and 2002 and for each of the three years in the period ended August 31, 2003, together with the notes thereto and the related report of our independent auditors, are included elsewhere in this Annual Report. The following data should be read in conjunction with the Company's audited consolidated financial statements, the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this Annual Report.

	2003	2002	2001	2000	1990
Consolidated Statement of Income Data:					
Net sales	$ 380,376	$ 340,759	$ 334,042	$ 325,714	$ 300,318
Cost of goods sold	190,246	169,625	158,573	156,107	143,953
Gross profit	190,130	171,134	175,469	169,607	156,365
Operating expenses					
Research, development and engineering	28,170	26,165	25,209	19,771	20,335
Selling, general, and administrative	89,354	78,406	78,499	74,921	71,091
Special charges*	8,000	8,005	–	3,320	12,819
Total operating expenses	125,524	112,576	103,708	98,012	104,245
Operating income	64,606	58,558	71,761	71,595	52,120
Other expenses (income), net	(2,312)	781	2,291	2,145	(3,221)
Income before income taxes	66,918	57,777	69,470	69,450	55,341
Provision for income taxes	21,248	18,777	22,925	23,266	19,646
Net income	$ 45,670	$ 39,000	$ 46,545	$ 46,184	$ 35,695
Basic earnings per common share	$ 1.05	$ 0.89	$ 1.06	$ 1.03	$ 0.77
Diluted earnings per common share	$ 1.04	$ 0.88	$ 1.05	$ 1.03	$ 0.77
Cash dividends per common share	$ 0.195	$ 0.1375	$ 0.1275	$ 0.1175	$ 0.1075
Weighted average shares used in computing basic earnings per common share	43,399	43,826	43,991	44,901	46,390
Weighted average shares used in computing diluted earnings per common share	43,773	44,211	44,241	45,038	46,390

All historical share and per share amounts have been adjusted to reflect the two-for-one split of the Company's common stock and the doubling of its quarterly dividend effected on August 15, 2003.

continues

Selected Consolidated Financial Data

(In thousands, except share and per share amounts)

	2003	2002	2001	2000	1990
Balance Sheet Data:					
Working capital	$ 163,914	$ 157,162	$ 110,227	$ 78,132	$ 100,246
Total assets	493,897	426,776	418,209	385,814	357,484
Notes payable and current maturities of long-term debt	28,731	16,432	50,722	60,481	33,272
Long-term debt, excluding current maturities	3,735	300	600	900	11,105
Shareholders' equity	390,646	360,356	326,089	285,204	278,167

Certain prior period amounts in the table above have been reclassified to conform to the fiscal 2003 presentation (see Notes to Consolidated Financial Statements - Note 1).

* See Notes to Consolidated Financial Statements - Note 2 for a description of the special charges recorded in fiscal 2003 and 2002. In the first quarter of fiscal 2000, the Company recorded a non-cash pre-tax special charge of $3,320 ($2,208 after-tax or $0.05 per basic and diluted common share) related primarily to a write-down for the in-process research and development acquired in connection with the Company's acquisition of Sometec, S.A. In accordance with Financial Accounting Standard (FAS) No. 2 "Accounting for Research and Development Costs" and Financial Accounting Standard Board (FASB) Interpretation (FIN) No. 4 "Applicability of FAS No. 2 to Business Combinations Accounted for by the Purchase Method", these costs were charged to expense at the date of consummation of the acquisition. In the second quarter of fiscal 1999, the Company recorded a non-cash pre-tax special charge of $4,139 ($2,670 after tax or $0.06 per basic and diluted common share) related to the purchase of in-process IAB pump research and development as part of the Company's acquisition of the assets of the cardiac assist division of C.R. Bard, Inc. In accordance with FAS No. 2 "Accounting for Research and Development Costs" and FIN No. 4, "Applicability of FAS No. 2 to Business Combinations Accounted for by the Purchase Method", these costs were charged to expense at the consummation of the acquisition. In accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and consistent with the Company's accounting policy for marketable equity securities, in the fourth quarter of fiscal 1999, the Company determined that the decline in the fair value of its investment in Cardiac Pathways Corporation was other than temporary. Accordingly, the Company established a new basis in the investment of $440, equivalent to its fair market value. As a result, the Company realized a special charge of $8,680 before tax, $5,598 after tax or $0.12 per basic and diluted common share.

Investor Information

The Company's common stock has traded publicly on The Nasdaq Stock Market under the symbol "ARRO" since June 9, 1992, the date that its common stock was initially offered to the public. The table below sets forth the high and low sale prices of the Company's common stock as reported by the Nasdaq Stock Market and the quarterly dividends per share declared by the Company during the last eight fiscal quarters. On August 15, 2003, the Company effected a two-for-one split of its common stock while retaining the rate of its quarterly cash dividends, which resulted in the doubling of its quarterly dividend. All historical share and per share amounts in the table below have been adjusted to reflect these actions.

Quarter Ended	High	Low	Dividends
August 31, 2003	25.8000	21.4100	$.0800
May 31, 2003	22.3100	20.2350	.0400
February 28, 2003	21.8750	18.6450	.0400
November 30, 2002	19.3750	15.7500	.0350
August 31, 2002	22.7850	16.9250	$.0350
May 31, 2002	24.2000	21.7100	.0350
February 28, 2002	23.1100	18.5050	.0350
November 30, 2001	19.3800	17.9500	.0325

As of November 1, 2003, there were approximately 541 registered shareholders of the Company's common stock.

The Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2003 (the 10-K), without exhibits may be obtained at no charge by written request to Arrow International Investor Relations, P.O. Box 12888, Reading, PA, 19612 and is also available on the Company's website at http://www.arrowintl.com. Exhibits to the 10-K may be obtained for a reasonable fee.

Factors Affecting Forward-looking Statements

Certain of the information contained in this Annual Report, including in the Chairman and Chief Executive Officer's letter to the shareholders and under "Management's Discussion and Analysis of Financial Condition and Results of Operations," contain forward-looking statements. Such forward-looking statements are subject to a number of factors, including material risks, uncertainties and contingencies, which could cause actual results to differ materially from the forward-looking statements.

For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, please refer to Item 1. Business-Certain Risks Relating to Arrow in the 10-K and the Company's other periodic reports and documents filed with the Securities and Exchange Commission.

Annual Meeting

The Company's Annual Meeting of Shareholders will be held at 4:00 p.m., Wednesday, January 21, 2004, at the Company's corporate headquarters, 2400 Bernville Road, Reading, Pennsylvania. The Notice of Annual Meeting, Proxy Statement and Annual Report are mailed to shareholders of record as of November 28, 2003.

Investor Relations

To obtain information, please call: 610.320.3917 or 877.639.6912 (toll free) and follow the menu prompts. Information may also be obtained on the Company's website at http://www.arrowintl.com. Shareholders with questions about stockholdings, dividend checks, transfer requirements, lost certificates and address changes should contact the Company's stock transfer agent and registrar.

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800.368.5948
E-Mail: info@rtco.com

Independent Auditors

PricewaterhouseCoopers L.L.P.
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103

Board of Directors

Carl G. Anderson, Jr.
Chairman and Chief Executive Officer

John H. Broadbent, Jr. (2)
Retired Vice President—Finance, Chief Financial Officer and Treasurer Arrow International, Inc.

George W. Ebright (1)
Former President SmithKline Beckman Corporation

John E. Gurski (1)
Former Corporate Vice President AMP Incorporated

T. Jerome Holleran (3)
Chairman and Chief Executive Officer Precision Medical Products, Inc.

R. James Macaleer (1)
Former Chairman of the Board Shared Medical Systems Corporation

Marlin Miller, Jr.
Chairman Emeritus— Retired Chairman and Chief Executive Officer, Arrow International, Inc.

Raymond Neag
Retired Vice Chairman— Arrow International, Inc.

Richard T. Niner (2)
General Partner Wind River Associates L.P.

Alan M. Sebulsky (2)
Managing Partner Apothecary Capital LLC

Executive Officers

Carl G. Anderson, Jr.
Chairman and Chief Executive Officer

Philip B. Fleck
President and Chief Operating Officer

Paul L. Frankhouser
Executive Vice President— Global Business Development

Frederick J. Hirt
Sr. Vice President—Finance and Chief Financial Officer

Carl W. Staples
Vice President—Human Resources

John C. Long
Vice President and Treasurer

T. Jerome Holleran (3)
Secretary

Carl N. Botterbusch
Vice President and General Manager, Cardiac Assist Division

Thomas D. Nickel
Vice President—Regulatory Affairs and Quality Assurance

(1) Member of the Human Resources Committee
(2) Member of the Audit Committee
(3) Mr. Holleran resigned as a Vice President of the Company effective September 1, 1997.

You may view the Arrow International annual report on-line at www.arrowintl.com.
To be removed from our mailing list, please e-mail us at investor@arrowintl.com, or call 610.320.3917 or toll free 1.877.639.6912.

ARROW®
INTERNATIONAL

Corporate Profile

Arrow International combines technology and product innovation to extend the use of catheterization for the diagnosis and treatment of critically ill patients. Arrow disposable critical care catheterization products are used principally to access the central vascular system for administration of fluids, drugs and blood products. These products are also used for patient monitoring, diagnosis and pain management. Market studies indicate that Arrow is a leading supplier of central vascular access catheterization products worldwide. The Company's cardiac assist products are used for the diagnosis and treatment of patients with acute and chronic heart disease.

The Company's stock is traded on The Nasdaq Stock Market® under the symbol **ARRO**.

Arrow International, 2400 Bernville Road, Reading, PA 19605
Phone: 610.378.0131 Fax: 610.374.5360
www.arrowintl.com

Distribution Worldwide:

Arrow Sales offices are located in Canada, Czech Republic, France, Germany, Greece, Holland, Italy, Japan, Mexico, Slovakia, South Africa, Spain, and the United States.
Corporate Headquarters address: Arrow International, Inc., 2400 Bernville Road, Reading, PA 19605 U.S.A. Tel: 610-378-0131

www.arrowintl.com

12/03 14M

